Form 10-K, Exhibit 13
period 1993-12-31
GUARDIAN BANCORP
filed 1994-03-29
CIK 749751

8                                                               GUARDIAN BANCORP
................................................................................

                                                                    EXHIBIT 13.1
SELECTED FINANCIAL DATA

        The selected consolidated financial data set forth below with respect to the Company's consolidated statement of operations for the years ended December 31, 1993, 1992 and 1991 are derived from the consolidated financial statements, which have been audited by KPMG Peat Marwick, independent auditors, included in this report. The selected consolidated statement of operations data for the years ended December 31, 1990 and 1989 are derived from audited consolidated financial statements which are not included in this report.

YEAR ENDED DECEMBER 31,
- ---------------------------------------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)                    1993       1992       1991       1990       1989
- ---------------------------------------------------------------------------------------------------------------------
EARNINGS DATA:
  Interest income                                               $  32,769     41,295     50,223     42,553     34,090
  Interest expense                                                 (7,505)    (9,010)   (14,334)   (10,857)    (7,739)
- ---------------------------------------------------------------------------------------------------------------------
  Net interest income                                              25,264     32,285     35,889     31,696     26,351
  Provision for loan losses                                       (18,250)    (9,395)    (5,946)    (1,160)    (1,236)
- ---------------------------------------------------------------------------------------------------------------------
  Net interest income after provision for loan losses               7,014     22,890     29,943     30,536     25,115
  Noninterest income                                                1,419      1,039        923        611        554
  Noninterest expense                                             (27,436)   (26,356)   (24,749)   (19,288)   (16,631)
- ---------------------------------------------------------------------------------------------------------------------
  Earnings (loss) before income taxes                             (19,003)    (2,427)     6,117     11,859      9,038
  Provision (benefit) for income tax                               (4,546)      (109)     2,900      4,744      3,615
- ---------------------------------------------------------------------------------------------------------------------
  Net earnings (loss)                                           $ (14,457)    (2,318)     3,217      7,115      5,423
- ---------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
  Net earnings (loss)                                           $   (3.90)      (.64)       .77       1.61       1.31
  Fully diluted net earnings (loss)                                 (3.90)      (.64)       .77       1.61       1.31
  Book value(1)                                                      5.70       9.70      10.47       9.66       7.06
  Weighted average shares outstanding (in thousands)(2)             3,710      3,624      4,194      4,413      4,130
- ---------------------------------------------------------------------------------------------------------------------
AVERAGE BALANCE SHEET DATA:
  Federal funds sold                                            $  89,318     61,950     63,372     20,575     25,698
  Investment securities                                            31,429     44,048     41,102     31,845     45,165
  Short-term investments                                           33,003     27,823         --         --         --
  Loans, net of deferred loan fees                                353,032    420,192    392,997    291,741    203,090
  Allowance for loan losses                                       (15,419)    (9,924)    (4,681)    (2,916)    (2,107)
- ---------------------------------------------------------------------------------------------------------------------
  Loans, net                                                      337,613    410,268    388,316    288,825    200,983
- ---------------------------------------------------------------------------------------------------------------------
  Total assets                                                    585,716    652,580    575,987    414,934    353,343
  Total deposits                                                  546,217    602,845    531,588    374,965    326,016
  Shareholders' equity                                             30,888     39,590     37,147     31,819     20,823
- ---------------------------------------------------------------------------------------------------------------------
ASSET QUALITY(5):
  Nonperforming loans                                           $  34,825     34,863     28,784      2,671      2,739
  Other real estate owned                                          13,949      4,359      2,945         --         --
- ---------------------------------------------------------------------------------------------------------------------
  Total nonperforming loans and other real estate owned            48,774     39,222     31,729      2,671      2,739
- ---------------------------------------------------------------------------------------------------------------------
  Loans with modified terms                                         9,539      2,149      8,124         --        103
  Net charge-offs to average loans                                   3.83%      1.21        .07        .07        .22
  Nonperforming loans to total period-end loans                     10.79       8.92       6.71        .78       1.11
  Allowance for loan losses to period-end loans                      5.64       3.45       2.13       1.01       1.01
  Allowance for loan losses to period-end nonperforming loans       52.26      38.63      31.74     130.03      91.46
- ---------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS:
  Return on average assets                                          (2.47)%      (.36)       .56      1.71       1.53
  Return on average shareholders' equity                           (46.80)     (5.86)      8.66      22.36      26.04
  Average shareholders' equity to average assets                     5.27       6.07       6.45       7.67       5.89
  Net interest margin(4)                                             4.99       5.83       7.21       9.23       9.49
  Capital Ratios:(3)
    Company:
      Tier 1                                                         6.00       8.26       7.99      10.73         NA
      Total                                                          8.15      10.23      10.14      11.80         NA
      Leverage                                                       3.74       5.34       5.74       6.86         NA
    Bank:
      Tier 1                                                         7.02       8.36       7.89       9.10         NA
      Total                                                          8.33      10.36      10.04      11.03         NA
      Leverage                                                       4.19       5.21       5.69       6.75         NA
- ---------------------------------------------------------------------------------------------------------------------

(1)All book value per share numbers are based on the number of shares outstanding at period end.
(2)The weighted average number of shares of common stock outstanding during 1993 and 1992 was used to compute loss per share as the use of average shares outstanding including common stock equivalents would be antidilutive.
(3)Based upon the capital adequacy guidelines that are in effect at December 31, 1993.
(4)Computed on a tax equivalent basis. If customer service expenses were deducted in computing net interest income, net interest margin would have been 3.90%, 4.39%, 5.38%, 7.21% and 6.80%, respectively.
(5)Prior years have been restated to be consistent with 1993 reclassification of in-substance foreclosed assets from other real estate owned to loans.

GUARDIAN BANCORP                                                               9
................................................................................

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes in trends related to the financial condition of the Company and its results of operations. It should be read in conjunction with the audited consolidated financial statements and footnotes appearing elsewhere in this report.

        OVERVIEW

        The Company recorded a net loss of $14.5 million in 1993 compared to a net loss of $2.3 million in 1992 and net earnings of $3.2 million in 1991. The net loss recorded in 1993 was attributable to increases in the Company's provision for loan losses and the related allowance for loan losses, a decline in net interest income and an increase in noninterest expense. The increased provision for loan losses during 1993 reflects management's assessment of the economic conditions that were prevailing and the actual and potential impact those conditions have had and may have on the Company's loan portfolio, including a continuing high level of nonperforming loans and loan charge-offs. Net interest income during 1993 decreased from the amount reported for 1992 due principally to a decline in average interest-earning assets and the yields earned thereon. Net interest income for 1993 was also negatively affected by an increase in nonperforming assets and a change in the composition of the funding sources used by the Company, as average noninterest-bearing deposits declined as a percentage of average total deposits. The decline in net interest income for 1992 compared to 1991 was largely attributable to a decline in the yield on interest-earning assets.

        Noninterest expense during 1993 increased approximately $1.1 million over the amount reported in 1992. This increase was largely attributable to expenses associated with other real estate owned (OREO), which increased approximately $2.3 million, a decrease of $969,000 in the deferral of loan origination costs due to declines in the volume of new loan originations and, to a lesser extent, a $750,000 increase in professional expenses. These increases were partially offset by a $2.5 million decrease in customer service expense and a $540,000 decrease in occupancy expense. Noninterest expense increased in 1992 over amounts reported in 1991 primarily due to increased staffing needs, legal and professional costs and other direct costs associated with carrying OREO. The increase attributable to these factors was partially offset by reductions in customer service expense and promotional costs.

        At December 31, 1993, total assets, deposits and net loans of $567.5 million, $525.7 million and $322.7 million, respectively, had declined 12.8%, 12.4% and 17.4%, respectively, from amounts reported at the close of 1992. At December 31, 1992, total assets, deposits and net loans of $650.8 million, $599.9 million and $390.8 million, respectively, had declined 10.5%, 12.1%, and 8.9%, respectively, from amounts reported at the close of 1991. The decline in the loan portfolio during 1993 and 1992 from prior years' levels reflects the result of general economic conditions in the Company's marketplace, a slow down in real estate activity in Southern California and a shift in the Company's growth patterns which started in 1991 and continued in 1993. In light of the recessionary economic environment and the impact which it has had and continues to have on the real estate sector, as well as a regulatory recommendation regarding growth in the Company's real estate related loans prior to 1992, management has moved to limit growth in the Company's real estate related loans, particularly construction loans, and has commenced the diversification of the loan portfolio mix to include more non-real estate related credits. These actions are consistent with the provisions of the Bank's regulatory agreement that requires it to monitor and control the concentration of construction, land development and land acquisition loans. Offsetting the decline in the loan portfolio has been an increase at December 31, 1993 and 1992 in the Company's lower yielding investment securities and short-term investments, as management positioned the balance sheet mix to attain acceptable yields, and an increase in its cash balances to meet liquidity needs.

        The Company's period end deposit balances traditionally reflect increases in noninterest-bearing demand deposits from its title insurance company and escrow company customers. These deposits generally increase at or near each month end as the underlying real estate transactions being handled by such deposit customers are nearing consummation. In turn, the Company invests a substantial amount of these funds in securities of the U.S.

10                                                              GUARDIAN BANCORP
................................................................................

        Treasury and other short-term money market instruments which increases its period end asset levels. Subsequent to each period end, such short-term investments are converted into cash and used to meet such customers' withdrawal needs as the underlying transactions are consummated.

        Total average assets, deposits and loans, net of deferred loan fees, of $585.7 million, $546.2 million and $353.0 million, respectively, during the year ended 1993 declined 10.3%, 9.4% and 16.0%, respectively, from the averages for calendar year 1992. During the year ended December 31, 1992, average assets were $652.6 million, average deposits were $602.8 million and average loans, net of deferred loan fees, were $420.2 million, representing increases of 13.3%, 13.4% and 6.9%, respectively, over the 1991 average amounts of $576.0 million, $531.6 million and $393.0 million, respectively.

        The composition of the Company's average deposit base changed during 1993 as average noninterest-bearing demand accounts decreased as a percentage of total average deposits to 59.3% compared to 63.6% during 1992 and increased from the reported 54.9% in 1991. Those funds were replaced with more costly interest-bearing deposits and partially contributed to the decline in the Company's net interest margin during 1993. During 1993, average interest-bearing deposits comprised 40.7% of total average deposits compared with 36.4% in 1992.

        Nonperforming loans were essentially flat between December 31, 1993 and 1992 and were approximately $34.8 million at December 31, 1993, compared with $34.9 million at the close of 1992. The current economic environment has had and is expected to continue to have an adverse impact on the Company's level of nonperforming loans, and management's assessment of this existing and potential impact contributed to its decision to increase the provision for loan losses and the related allowance for loan losses during 1993. The majority of nonperforming loans are supported by real estate collateral which reduces, but does not eliminate, exposure to loss of principal. The ratio of the allowance for loan losses to nonperforming loans increased to 52.26% at December 31, 1993 from the 38.63% reported at December 31, 1992.

        OREO was $13.9 million at December 31, 1993, compared to $4.4 million at the close of 1992. During 1993, the Company foreclosed on $24.2 million, recorded valuation adjustments of $714,000, and sold $13.9 million of such assets, realizing a net loss on sale of $266,000. Commencing in 1993, the Company reclassified in-substance foreclosed assets from other real estate owned to loans if it does not have physical possession of the underlying collateral. This practice is consistent with regulatory reporting requirements and with changing trends evolving in the financial reporting practices. Accordingly, related prior years' financial information has been reclassified to be consistent with 1993's presentation.

        At December 31, 1993 and 1992, the allowance for loan losses was 5.64% and 3.45% of loans, net of deferred fees, respectively. The Company's level of net charge-offs, expressed as a percentage of average loans outstanding, was 3.83%, as compared to 1.21% for the year ended December 31, 1992.

        On October 14, 1992, the Federal Reserve Bank of San Francisco (the "FRB") entered into a separate written agreement with each of the Company and the Bank. These agreements require, among other things, the Company and the Bank to: (a) develop a plan to maintain adequate capital; (b) maintain an allowance for loan losses that is equal to or greater than 1.7% of the Bank's total loans; (c) refrain from paying any cash dividends to the Company or the Company's shareholders without the prior approval of the FRB; (d) refrain from incurring any debt, other than in the ordinary course of business, at the holding company level without the prior approval of the Federal Reserve Bank; and (e) develop, update and otherwise adopt various policies, procedures and plans to improve the financial condition of the Bank. Both before and after entering these agreements, management of the Company and the Bank have taken various steps, including the Company's successful capital raising effort which closed in early 1994, that are designed to facilitate compliance with the terms thereof. However, compliance with the terms of the agreements will be determined by the FRB during subsequent examinations of the Company and the Bank.

        On January 28, 1994, Guardian Bancorp consummated its rights offering of common stock ("the Offering"), and raised gross proceeds of approximately $19,700,000 through the issuance of 8,774,000 shares of common stock. After deducting expenses incurred in the Offering, net proceeds were approximately $17,958,000. In early February 1994, Guardian Bancorp contributed $16,500,000 of the net proceeds to the Bank for the Bank's general corporate purposes and subsequently reimbursed the Bank approximately $229,000 for costs it incurred in the capital raising effort. Guardian Bancorp retained the remaining net proceeds of approximately $1.2 million for its own general corporate purposes.

GUARDIAN BANCORP                                                              11
................................................................................

        The following table sets forth certain information regarding the Company's results of operations for the three years indicated. Average balances are computed using average daily balances.

YEARS ENDED DECEMBER 31,
- ---------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)          1993       1992       1991
- ---------------------------------------------------------------------------------
Return on average assets                              (2.47)%      (.36)%       .56%
Return on average shareholders' equity               (46.80)     (5.86)      8.66
Net earnings (loss)                               $ (14,457) $  (2,318) $   3,217
Net earnings (loss) per share                         (3.90)      (.64)       .77
Total average assets                              $ 585,716  $ 652,580  $ 575,987
- ---------------------------------------------------------------------------------

        RESULTS OF OPERATIONS

        NET INTEREST INCOME

        The principal component of the Company's net earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and borrowed funds. Net interest income, when expressed as a percentage of total average interest-earning assets, is referred to as the net interest margin. A comparison of net interest income and net interest margin for the last three years is shown in the table below. Net interest margin is shown on a tax equivalent basis at the incremental tax rate of 34% for the three year period ended December 31, 1993.

YEARS ENDED DECEMBER 31,
- --------------------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)                         1993  (DECREASE)       1992   (DECREASE)       1991
- --------------------------------------------------------------------------------------------------
Interest income                           $  32,769       (20.6)%   $41,295       (17.8)%   $50,223
Interest expense                              7,505       (16.7)     9,010        (37.1)    14,334
- --------------------------------------------------------------------------------------------------
Net interest income                          25,264       (21.7)    32,285        (10.0)    35,889
Net interest margin                            4.99%                  5.83%                   7.21%
- --------------------------------------------------------------------------------------------------

        The Company's net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change." It is also affected by changes in yields earned on assets and rates paid on deposits and other borrowed funds, referred to as "rate change." The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities and the amount of change attributable to volume change and rate change for the years indicated. The change in interest income due to both volume change and rate change has been allocated to volume change and rate change pro rata.

                                                                       YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                                                                 1993 AND 1992                    1992 AND 1991
                                                                           INCREASE (DECREASE)              INCREASE (DECREASE)
                                                                              DUE TO CHANGE IN                 DUE TO CHANGE IN
- -------------------------------------------------------------------------------------------------------------------------------

                                                                                           NET                              NET
(DOLLARS IN THOUSANDS)                                          VOLUME       RATE       CHANGE     VOLUME       RATE     CHANGE
- -------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
Interest-bearing deposits with financial institutions       $     (18)        (28)        (46)        (40)       (47)       (87)
Federal funds sold                                                819        (273)        546         (75)    (1,276)    (1,351)
Investment securities                                            (762)       (354)     (1,116)        200       (149)        51
Short-term investments                                            151        (101)         50         873         --        873
Loans, net                                                     (5,386)     (2,574)     (7,960)      2,830    (11,244)    (8,414)
- -------------------------------------------------------------------------------------------------------------------------------
  Total interest-earning assets                                (5,196)     (3,330)     (8,526)      3,788    (12,716)    (8,928)
- -------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Borrowed funds                                              $    (104)         45         (59)        233       (216)        17
Interest-bearing demand and savings deposits                     (288)       (197)       (485)        252       (465)      (213)
Money market deposits                                              16        (400)       (384)        200     (1,023)      (823)
Time certificates of deposit                                      662      (1,239)       (577)     (1,978)    (2,327)    (4,305)
- -------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities                              286      (1,791)     (1,505)     (1,293)    (4,031)    (5,324)
- -------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                         $  (5,482)     (1,539)     (7,021)      5,081     (8,685)    (3,604)
- -------------------------------------------------------------------------------------------------------------------------------

12                                                              GUARDIAN BANCORP
................................................................................

        Net interest income for the year ended December 31, 1993 decreased approximately $7.0 million from the comparable period in 1992. Net interest margin for the year ended December 31, 1993 decreased 84 basis points from the comparable period in 1992 and was 4.99% in 1993 compared to 5.83% in 1992. These declines are primarily attributable to a reduction in average interest-earning assets in general and average loans in particular and an overall decline in the yield on average interest-earning assets. Net interest income was also negatively affected by a change in the composition of the Company's deposits. Average interest-earning assets and average loans, the Company's highest yielding assets, were $508.5 million and $353.4 million, respectively, during 1993 compared to $556.6 million and $421.0 million for 1992. This decline and any further decline in interest-earning assets in general and loans in particular has and could continue to adversely affect net interest income in the future. In light of the high level of the Company's average noninterest-bearing deposits, declining interest rates have adversely affected the Company's net interest income as interest income has been reduced without a corresponding reduction in interest expense. Average interest rates have continued to decline during 1993 as the Company's prime rate dropped to 7.0% at December 31, 1993 from 7.5% at June 30, 1992. Until such time as interest rates increase, the Company's net interest income will continue to be adversely affected by the current level of, or any future decline in, interest rates. Additionally, loans on nonaccrual have increased during the three years ended December 31, 1993 and had the negative impact on net interest margin by reducing it by 113, 69 and 48 basis points, during 1993, 1992 and 1991, respectively. Net interest margin will continue to be adversely effected by the level of, or any future increases in loans on nonaccrual. During the year ended December 31, 1993, the composition of average deposits changed as average noninterest-bearing deposits decreased as a percentage of total average deposits to 59.3% from 63.6% during 1992 and average interest-bearing deposits increased as percentage of total average deposits to 40.7% from 36.4% during 1992. It is likely that increased reliance will be placed on interest-bearing deposit sources in light of management's decision to diversify its funding sources and a newly issued interpretive release by the Federal Reserve Board which limits the payment of customer service expense to certain instances. See "Financial Condition -- Liquidity." This increased reliance on interest-bearing sources of funds has and will continue to adversely affect net interest income, offset; in part, by decreases in noninterest customer service expense attributable to certain noninterest-bearing account relationships.

        The $3.6 million decrease in net interest income for the year ended December 31, 1992 from the comparable period in 1991 was principally due to a 260 basis point decline in the yield on average interest-earning assets. This decline is largely attributable to an increase in average loans on nonaccrual during 1992 as compared to 1991, an overall decline in the yield on average interest-earning assets and, to a lesser extent, a reduction in loans outstanding, the Company's highest yielding asset, as a percentage of total average earning assets. The decrease was partially offset by an increase in the volume of average loans and a decrease in the volume of average time certificates of deposit and the rates paid on all interest-bearing deposits. Net interest margin was 5.83% in 1992 compared to 7.21% in 1991 and reflects the increase in average earning assets and a decline in yields on virtually all such assets that exceeded the decline in rates paid on the Company's interest-bearing liabilities during 1992.

GUARDIAN BANCORP                                                              13
................................................................................

        The following table sets forth certain information concerning average interest-earning assets and interest-bearing liabilities and the yields and rates thereon. Average balances are computed using daily average balances.

                                                 YEAR ENDED                YEAR ENDED                YEAR ENDED
                                          DECEMBER 31, 1993         DECEMBER 31, 1992         DECEMBER 31, 1991
- ---------------------------------------------------------------------------------------------------------------

                                                   INTEREST                  INTEREST                  INTEREST
- ---------------------------------------------------------------------------------------------------------------
                                    AVERAGE  INCOME/  YIELD/  AVERAGE  INCOME/  YIELD/  AVERAGE  INCOME/  YIELD/
(DOLLARS IN THOUSANDS)              BALANCE  EXPENSE   RATE   BALANCE  EXPENSE   RATE   BALANCE  EXPENSE   RATE
- ---------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
Interest-bearing deposits with
   financial institutions          $  1,317       42    3.2%    1,742      88     5.1%    2,383     175     7.3%
Federal funds sold                   89,318    2,594    2.9    61,950   2,048     3.3    63,372   3,399     5.4
Investment securities(1)             31,429    1,811    6.1    44,048   2,927     7.0    41,102   2,876     7.6
Short-term investments               33,003      923    2.8    27,823     874     3.3        --      --      --
Gross loans(2)                      353,388   27,399    7.8   421,031  35,358     8.4   394,127  43,773    11.1
- ---------------------------------------------------------------------------------------------------------------
  Total interest-earning assets     508,455   32,769    6.5   556,594  41,295     7.4   500,984  50,223    10.0
- ---------------------------------------------------------------------------------------------------------------
Noninterest-earning assets           77,261                    95,986                    75,003
Total assets                       $585,716                   652,580                   575,987
- ---------------------------------------------------------------------------------------------------------------
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Borrowed funds                   $  4,805      397    8.3%    6,104     456     7.5%    3,567     439    12.3%
  Interest-bearing demand and
     savings deposits                53,626    1,257    2.3    65,242   1,742     2.7    57,187   1,955     3.4
  Money market deposits              52,327    1,289    2.5    51,813   1,673     3.2    47,701   2,496     5.2
  Time certificates of deposit      116,603    4,562    3.9   102,210   5,139     5.0   134,621   9,444     7.0
- ---------------------------------------------------------------------------------------------------------------
  Total interest-bearing
     liabilities                    227,361    7,505    3.3   225,369   9,010     4.0   243,076  14,334     5.9
- ---------------------------------------------------------------------------------------------------------------
Noninterest-bearing deposits        323,661                   383,580                   292,079
Other liabilities                     3,806                     4,041                     3,685
Shareholders' equity                 30,888                    39,590                    37,147
- ---------------------------------------------------------------------------------------------------------------
Total liabilities and
   shareholders' equity            $585,716                   652,580                   575,987
- ---------------------------------------------------------------------------------------------------------------
Net interest income(3)                       $25,264                   32,285                    35,889
- ---------------------------------------------------------------------------------------------------------------
Net interest margin(3)                                 4.99%                     5.83%                     7.21%
- ---------------------------------------------------------------------------------------------------------------

(1)Yields are presented on a tax equivalent basis at the incremental tax rate of 34% for the three year period ended December 31, 1993.
(2)Includes loans on nonaccrual. Interest income on loans includes net loan fees amortized to income of $648,000, $529,000 and $2.0 million during 1993, 1992 and 1991, respectively.
(3)If customer service expense were classified as interest expense, then the Company's reported net interest income and noninterest expense for each of the years in the three year period ended December 31, 1993 would be reduced by $5.5 million, $8.0 million and $9.2 million, respectively. Net interest margin for each year would have been 3.90%, 4.39% and 5.38%, respectively.

        The level of nonperforming loans in the Company's portfolio affects the amount of interest income. If a loan is placed on nonaccrual status, interest income that had been accrued to the date a loan is placed on nonaccrual is reversed and income is not recognized until the payment has actually been received. At December 31, 1993, there was no interest accrued which had not been reversed on nonaccrual loans. The amount of net interest income foregone for the years ended December 31, 1993, 1992 and 1991, assuming nonaccrual loans at December 31, 1993, 1992 and 1991 complied with their original terms, was $4.0 million, $2.9 million and $1.9 million, respectively. The amount of interest income foregone for the years ended December 31, 1993, 1992 and 1991, assuming loans with modified terms at December 31, 1993, 1992 and 1991 complied with their original terms, was $318,000, $124,000 and $106,000, respectively. Interest income will continue to be adversely affected until such time as the Company is able to reduce the level of its nonaccrual loans. See
        Note 4 to the Company's Consolidated Financial Statements.

14                                                              GUARDIAN BANCORP
................................................................................

        PROVISION FOR LOAN LOSSES

        The amounts provided for loan losses are determined by management after quarterly evaluations of the loan portfolio. This evaluation processs requires that management apply various judgments, assumptions and estimates concerning the impact certain factors may have on amounts provided. Factors considered by management in its evaluation process include known and inherent losses in the loan portfolio, the current economic environment, the composition of and risk in the loan portfolio, prior loss experience and underlying collateral values. While management considers the amounts provided for loan losses for the year ended December 31, 1993 to be adequate, subsequent changes in these factors and related assumptions may warrant significant adjustments in amounts provided, based on conditions prevailing at the time. In addition, various regulatory agencies, as an integral part of the examination process, review the Bank's allowance for loan losses. Such agencies may require the Bank to make additions to the allowance based on their judgments of information available to them at the time of their examination.

        The provision for loan losses in 1993, 1992 and 1991 was approximately $18.3 million, $9.4 million and $5.9 million, respectively. The significant increase in the 1993 provision for loan losses over that in 1992 is in response to management's assessment of current economic conditions in California, particularly those in the southern portion of the state, which point to continuation of persistent recessionary conditions that continue to affect the financial capabilities and liquidity of the Company's borrowers and the values of the underlying collateral supporting the Company's loans. Due to the general economic decline, the level of the Company's nonperforming loans (See "Financial Condition -- Loans") and net loan charge-offs continue to remain high by the Company's historical levels. Furthermore, the information analyzed by the Company throughout 1993, including appraisal data, in connection with management's quarterly reviews of loans and the adequacy of the allowance for loan loss disclosed further deterioration in the value of collateral for real estate related loans. Moreover, the valuation of certain loans in the process of foreclosure was further adjusted downward to reflect subsequent market value data which exacerbated the impact of charge-offs during 1993. Finally, management's perspective on the general economic conditions in the Company's marketplace at December 31, 1993 was based in part upon a then recent economic report indicating that the current recessionary environment would continue through at least the third quarter of 1994. There can be no assurance that the recession will not persist beyond the third quarter of 1994.

        The increase in the provision for loan losses has resulted in an increase in the allowance for loan losses from $13.5 million at the close of 1992 to $18.2 million at December 31, 1993.

        NONINTEREST INCOME

        The following table sets forth information by category of noninterest income of the Company for the years indicated:

YEARS ENDED DECEMBER 31,
- -----------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)                                         1993       1992       1991
- -----------------------------------------------------------------------------------------
Gain on sale of securities                                $       3         42          2
Service charges on deposits                                     315        270        209
Escrow fees and other service charges                           283        292        397
Trust fees                                                      627        186         14
Other                                                           191        249        301
- -----------------------------------------------------------------------------------------
  Total                                                   $   1,419      1,039        923
- -----------------------------------------------------------------------------------------

        The increase in noninterest income in 1993 over 1992 is due to increases in trust fee income and modest increases in service charges on deposit customers offset by a decrease in escrow fees due to a decline in the number of escrows handled by the Company in 1993 as compared to 1992 and decreases in other miscellaneous fee income. The increase in noninterest income in 1992 from 1991 is due to modest increases in service charges on deposit customers and trust fee income offset by a decrease in escrow fees resulting from a decline in the number of escrows handled by the Company in 1992.

GUARDIAN BANCORP                                                              15
................................................................................

        NONINTEREST EXPENSE

        The following table sets forth information by category of noninterest expense of the Company for the years indicated:

YEARS ENDED DECEMBER 31,
- -------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)                                     1993       1992       1991
- -------------------------------------------------------------------------------------
Salaries and employee benefits                        $   8,621      7,271      6,118
Occupancy                                                 1,238      1,778      1,783
Furniture and equipment                                     851      1,004        884
Customer service                                          5,539      7,989      9,189
Data processing                                             351        831        568
Promotional                                                 758      1,120      1,436
Professional                                              2,416      1,666      1,033
Office supplies                                             416        416        444
FDIC assessments                                          1,791      1,365      1,025
Other real estate owned                                   2,957        667         41
Other                                                     2,498      2,249      2,228
- -------------------------------------------------------------------------------------
  Total                                               $  27,436     26,356     24,749
- -------------------------------------------------------------------------------------

        The following table summarizes the components of salaries and employee benefits for the years indicated:

YEARS ENDED DECEMBER 31,
- --------------------------------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)                                                              1993       1992       1991
- --------------------------------------------------------------------------------------------------------------
Salaries, wages and payroll taxes                                              $   8,337      7,780      7,240
Deferred direct incremental underwriting costs                                      (770)    (1,739)    (2,223)
Medical and other insurance benefits                                                 672        847        743
Other                                                                                382        383        358
- --------------------------------------------------------------------------------------------------------------
                                                                               $   8,621      7,271      6,118
- --------------------------------------------------------------------------------------------------------------

        Direct compensation increased approximately $557,000 for the year ended December 31, 1993, or 7.2% over the amount for 1992. The increase in direct compensation is attributable to the net increase in the number of employees, particularly in the credit administration and special assets departments, within the Company during 1993 over that of 1992 and severance arrangements partially offset by decreases in the compensation levels of certain executive officers. During the third quarter of 1993, two executive officers of the Company ceased to serve as employees. These executives were serving pursuant to three year contracts that were entered into during 1992 and initially provided for aggregate annual base salaries of $451,000. Each agreement stipulates grounds for its termination and provides for alternative severance payments that depend upon the circumstances of the termination. The Company accrued an aggregate of $350,000 associated with the negotiation and settlement of severance arrangements with these former executives and such expense is included in direct compensation for the year ended December 31, 1993. Substantially all of the severance arrangements were paid in 1993. The increase in direct compensation of $540,000, or 7.5%, in 1992 over 1991 is principally attributable to new employee additions at Guardian Trust Company, increased staff levels at the Company to accommodate 1991 growth and, to a lesser extent, salary increases during that year. Deferred direct incremental underwriting compensatory costs decreased $969,000, or 55.7%, during 1993 from the amounts reported for 1992. The level of such deferred costs is directly related to the volume of new loan originations which, since the second half of 1991, has been declining as part of management's goal of reducing real estate loan growth, particularly construction lending, in light of softness in the real estate sector. The decrease in medical and other insurance benefits of $175,000 during the year ended December 31, 1993 from the level reported for 1992 is attributable to plan changes implemented by the Company in the type of benefit package offered to employees which reduced the costs associated with such benefits. Increases in medical and other insurance benefits of $104,000 during 1992 over 1991 are attributable to an increase in cost pass-throughs to the Company from its health care providers and the higher number of

16                                                              GUARDIAN BANCORP
................................................................................

        employees with the Company. Other expenses in 1993, comprised principally of temporary help, recruiting, employee education and Company provided transit costs, are consistent with 1992 levels which, in turn, were up modestly over those in 1991 due to the higher number of employees in the Company.

        The decrease in occupancy costs for the year ended December 31, 1993 from the amount reported in the comparable period of 1992 was directly attributable to the Company renegotiating the terms of the lease of the space it occupies in Los Angeles. Terms of the new lease will reduce the base rent expense for that space over the next nine years by an aggregate amount of approximately $2.3 million as compared to previously existing terms. Occupancy expense was $5,000 lower in 1992 over the level reported in 1991 and reflects the decision to close the Bank's San Fernando Valley loan production office during the first quarter of 1992, offset by escalations in rent for other leased space occupied by the Company.

        The decrease in furniture and equipment expense for the year ended December 31, 1993 from the amount reported in 1992 is the result of lower depreciation expense as Company owned furniture and equipment becomes fully depreciated. The increase during 1992 in furniture and equipment expense from expense amounts reported in 1991 were attributable to scheduled depreciation and the maintenance on the Company's premises and equipment.

        Customer service expense, primarily attributable to accounting, data processing and courier services provided to title insurance company and escrow company depositors, is incurred by the Company to the extent that certain average balances of noninterest-bearing deposits are maintained by such depositors and such deposit relationships are determined to be profitable. The Company seeks to control its customer service expense by continuously monitoring the earnings performance of its account relationships and, on that basis, limiting the amount of services provided. The average balance of title insurance company and escrow company deposits for the years ended December 31, 1993 and 1992 were $277.6 million and $334.3 million, respectively. At December 31, 1993 and 1992, the actual balance of such deposits was $287.3 million and $374.1 million, respectively. The decline in average balances during 1993 from 1992 contributed to the decrease in customer service expense for the year ended December 31, 1993 of $2.5 million from the comparable 1992 period. Despite higher average balances in title insurance company and escrow company deposits during 1992, the growth in the level of such deposits slowed during the latter half of 1992, contributing to a decrease in customer service expense of $1.2 million in 1992 from amounts reported in 1991. The decreases also reflects management's efforts at monitoring the earnings performance of such accounts, thereby decreasing the level and cost of outside services provided. If customer service expense was classified as interest expense, then the Company's net interest income and noninterest expense for the years ended December 31, 1993 and 1992 would have been reduced by $5.5 million and $7.9 million, respectively. During the first quarter of 1994, the Board of Governors of the Federal Reserve System issued a new interpretive release which is applicable to all member banks, such as the Bank, and other entities, which limits the payment of customer service expense to certain prescribed instances. As a result of the issuance of this interpretive release, it is expected that certain balances of accounts of certain customers to whom these services are provided will decline and, in turn, customer service expense will decline in 1994.

        Data processing expense decreased approximately $480,000 during the year ended December 31, 1993 from the comparable period in 1992 as a result of the Company's renegotiation, in the first quarter of 1993, of its contract with its primary data services provider. This renegotiated contract is expected to reduce data processing costs by approximately $320,000 annually for each of the years from 1994 through 1997.

        Promotional expense decreased to $362,000 during 1993 from levels reported in 1992, consistent with the Company's emphasis on reduced marketing efforts during 1993. Such expenses declined $316,000 during 1992 from 1991, also reflecting less emphasis on promotional activities.

        Professional fees increased by $750,000 during 1993 from amounts reported for the year ended December 31, 1992 which, in turn, was a $633,000 increase over professional fees reported for 1991. These increases principally reflect the Company's increased use of legal counsel and others for assistance in the resolution of problem real estate credits, which have increased in the recessionary economy and typically involve complex legal and other issues. Included in professional expense are appraisal related costs of $436,000, $314,000 and $93,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Such expenses have increased since 1991 due to the Company's increased use of appraisal related services in light of the recessionary economic environment and its impact on real estate collateral values. To a lesser extent, professional expenses have also increased as a result of increases in

GUARDIAN BANCORP                                                              17
................................................................................

        outside professional assistance rendered to the Company for other corporate related matters. Management expects that professional fees incurred in connection with problem asset resolution will continue to negatively affect noninterest expense in 1994, until the level of such assets decline, and are likely to increase if problem assets increase.

        Premiums paid for FDIC insurance increased for year ended December 31, 1993 by $426,000 over the similar period in 1992. Under existing regulations, FDIC insurance premiums have increased in 1993 over levels applicable to 1992, and these increased premiums have resulted in a corresponding increase in the Company's noninterest expense. Absent a significant decline in average deposits, FDIC insurance premiums will continue to contribute to increased noninterest expense. Premiums paid for FDIC deposit insurance increased in 1992 over 1991 due primarily to increased average deposits and a higher level of assessments which became applicable to all banks during 1991. Deposit insurance premiums increased in the second half of 1991 from prior periods, and the higher assessment was applicable throughout all of 1992.

        OREO expense increased during the year ended December 31, 1993 by $2.3 million from the amount reported for 1992 which was $667,000, and in turn, OREO expense increased $626,000 during 1992 over the amount reported in 1991. During the year ended December 31, 1993, the level of OREO was significantly higher than during 1992, which has resulted in an increase in direct holding costs and valuation adjustments of $1.5 million and $674,000, respectively, in 1993 from 1992. Direct holding costs are comprised principally of property taxes, insurance, security, foreclosure costs, marketing and other miscellaneous costs. Valuation adjustments result from write-downs of existing OREO to reflect reductions in fair market value. Due to weaknesses in the Southern California real estate market and the high level of the Company's nonperforming assets, OREO expense is expected to continue to adversely affect the Company's results of operations. (See "Financial Condition -- Nonperforming Assets".

        The principal component contributing to the increase in other noninterest expense of $249,000 during 1993 over the amount reported in 1992 is the expenses associated with the outsourcing of item processing which are classified in other noninterest expense in 1993 whereas prior to 1993, internal item processing costs were principally in the form of salaries and benefits. Other noninterest expense decrease was comparable between 1992 and 1991.

        INCOME TAXES

        The Company files consolidated federal income and combined California state franchise tax returns. Amounts provided for income taxes are based on the income reported in the consolidated financial statements at current tax rates. Such amounts include taxes deferred to future periods resulting from timing differences in the recognition of items for tax and financial purposes. Income tax expense (benefit) reflects effective rates on earnings (loss) before income taxes of (23.9)%, (4.5)% and 47.4% for each of the years in the three year period ended December 31, 1993. The Company's effective tax rate reflected an increase in the valuation allowance established due to certain net deductible temporary differences that cannot be realized through carryback to prior periods. The Company has not considered income from future periods in evaluating the realizability of its deferred tax assets. During the first quarter of 1993, the Company implemented Statement of Financial Accounting Standards (SFAS) 109 "Accounting For Income Taxes" by applying such statement on a retroactive basis to year-end 1991 in its consolidated financial statements. The cumulative impact at January 1, 1991 of the implementation of FASB 109 was not material. The impact of the restatement was to reduce the tax benefit and to increase the net loss by $492,000 for the year ended December 31, 1992 and to increase the provision for income taxes and reduce net earnings by $493,000 for the year ended December 31, 1991.

18                                                              GUARDIAN BANCORP
................................................................................

        FINANCIAL CONDITION

        The  following  table  sets  forth  the  Company's  consolidated average
        assets,  liabilities  and  shareholders'   equity  and  the   percentage
        distribution of these items for the years indicated.

YEAR ENDED DECEMBER 31,
- -------------------------------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)                                       1993                  1992                  1991
- -------------------------------------------------------------------------------------------------------------
                                             AVERAGE                 AVERAGE               AVERAGE
                                             BALANCE      PERCENT    BALANCE    PERCENT    BALANCE    PERCENT
- -------------------------------------------------------------------------------------------------------------
ASSETS:
Cash and due from banks                    $  67,900        11.6%     90,825       13.9%    70,799       12.3%
Interest-bearing deposits with financial
  institutions                                 1,317         0.2       1,742        0.3      2,383        0.4
Federal funds sold                            89,318        15.2      61,950        9.5     63,372       11.0
Investment securities                         31,429         5.4      44,048        6.7     41,102        7.1
Short-term investments                        33,003         5.6      27,823        4.3         --         --
Loans, net                                   337,613        57.6     410,268       62.9    388,316       67.4
Premises and equipment, net                    2,088         0.4       2,700        0.4      3,280        0.6
Other real estate owned                       11,559         2.0       3,652        0.6      1,473        0.3
Other assets                                  11,489         2.0       9,572        1.4      5,262        0.9
- -------------------------------------------------------------------------------------------------------------
Total assets                               $ 585,716       100.0%    652,580      100.0%   575,987      100.0%
- -------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
  Noninterest-bearing demand deposits      $ 323,661        55.2%    383,580       58.8%   292,079       50.7%
  Interest-bearing demand and savings
    deposit                                  105,953        18.1     117,055       17.9    104,888       18.2
  Time certificates of deposit               116,603        19.9     102,210       15.7    134,621       23.4
- -------------------------------------------------------------------------------------------------------------
      Total average deposits                 546,217        93.2     602,845       92.4    531,588       92.3
Subordinated debt                              3,000         0.5       3,000        0.5      3,000        0.5
Other liabilities                              5,611         1.0       7,145        1.0      4,252        0.7
Shareholders' equity                          30,888         5.3      39,590        6.1     37,147        6.5
- -------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders'
  equity                                   $ 585,716       100.0%    652,580      100.0%   575,987      100.0%
- -------------------------------------------------------------------------------------------------------------

        TOTAL ASSETS

        In the opinion of management, average balances are meaningful to a discussion and analysis of the Company's consolidated financial condition and results of operations. Accordingly, such information, which is based on daily average balances, is included in the following discussion.

        At December 31, 1993, total assets were approximately $567.5 million as compared to $650.8 million at December 31, 1992 and $727.9 million at December 31, 1991. Total average assets for the year ended December 31, 1993 were $585.7 million, down $66.9 million, or 10.3%, from the $652.6 million average for the year ended December 31, 1992. The $83.3 million decrease in assets at December 31, 1993 was primarily the result of year end decreases in noninterest-bearing deposits from title insurance company and escrow company customers. The reduction in average assets during 1993 and year end assets from 1992 to 1993 reflected the results of the recessionary economic conditions in the Company's marketplace, a slow down of real estate activity in Southern California and management's decision to limit the growth of new real estate related loans, which was based in part upon a regulatory recommendation and is consistent with the provision of the Bank's regulatory agreement that requires it to monitor and control the concentration of construction, land development and land acquisition loans.

        The $652.6 million in total average assets for the year ended December 31, 1992 represents a 13.3% increase from $576.0 million for 1991, and this increase was due primarily to increases in the Company's average mortgage and construction loan portfolios that were achieved primarily during the second half of 1991. The shift in the mix of

GUARDIAN BANCORP                                                              19
................................................................................

        average assets during 1992 from loans and federal funds sold to investment securities and short-term investments reflects management's decision, as discussed above, to limit growth of new real estate related credits, slower growth rates experienced in new loan origination and management's direction of available funds toward higher yielding liquid investments.

        CASH AND DUE FROM BANKS

        A high percentage of the Company's assets are maintained in cash and due from banks directly reflecting the large volume and size of clearings associated with the Company's title company and escrow company deposits. Average cash and due from banks for the year ended December 31, 1993 was $67.9 million, a 25.2% decrease from the $90.8 million of such assets for the year ended December 31, 1992. The 1992 average balance of cash and due from banks represents a 28.2% increase from the $70.8 million average during 1991.

        At December 31, 1993, cash and due from banks was $23.2 million down approximately $25.6 million from $48.8 million at December 31, 1992, primarily as a result of the Company's lower level of demand deposits and the placement of excess funds into short-term investments. Due to the lower level of demand deposits placed with the Company at the end of 1992, cash and due from banks at December 31, 1992 was $48.8 million, down $35.1 million from the $83.9 million reported at December 31, 1991.

        FEDERAL FUNDS SOLD AND SHORT-TERM INVESTMENTS

              Federal Funds Sold

        Average federal funds sold were approximately $89.3 million during the year ended December 31, 1993, up $27.3 million, or 44.0%, from the $62.0 million average for all of 1992. The increase was primarily due to having, on an average basis, excess funds available to invest in the form of federal funds sold. At December 31, 1993, the Company did not take a position in federal funds sold as compared to the $60.0 million reported at December 31, 1992, as the Company placed available funds into other forms of liquid investments.

        The $62.0 million of average federal funds sold during 1992 represents a decline of $1.4 million from the $63.4 million average for 1991. The decrease was primarily due to the Company's placement of available excess funds into other forms of liquid investments during 1992. At December 31, 1992, federal funds sold decreased $55.0 million to $60.0 million from the $115.0 million reported at December 31, 1991.

              Short-Term Investments

        During 1992, and in response to trends developing in the banking industry, the Company commenced the practice of classifying securities and investments in money market funds held for purposes of managing its overall liquidity as short-term investments. Such short-term investments are carried at the lower of cost or market. At December 31, 1993, the Company's short-term investments aggregated $179.9 million, up approximately $59.4 million, or 49.3%, from the $120.5 million reported at December 31, 1992. During the year ended December 31, 1993, the Company purchased short-term investments of $815.2 million, retired approximately $386.4 million of matured investments and sold approximately $369.9 million of such securities for a gain of $3,000.

        During the year ended December 31, 1993, average short-term investments were $33.0 million as compared to $27.8 million during 1992. There were no lower of cost or market adjustments charged to income during 1993 or 1992. During 1992, the Company purchased short-term investments of $254.5 million, retired approximately $90.5 million of matured short-term investments and sold $14.9 million of such securities to meet liquidity needs for a gain of $31,000.

        The Company's period end deposit balances traditionally reflect increases in noninterest-bearing demand deposits from its title insurance company and escrow company customers. These deposits generally increase at or near each month end as the underlying real estate transactions being handled by such deposit customers are nearing consummation. In turn, the Company invests a substantial amount of these funds in securities of the U.S. Treasury and other short-term money market instruments which increases its period end asset levels. Subsequent to each period end, such short-term investments are converted into cash and used to such customers' withdrawal needs as the underlying transactions are consummated.

20                                                              GUARDIAN BANCORP
................................................................................

        See Note 3 to the Company's December 31, 1993 consolidated financial statements for the maturity distribution, carrying value, estimated market value and weighted average yields of the Company's short-term investments as of December 31, 1993, 1992 and 1991, respectively.

        INVESTMENT SECURITIES

        At December 31, 1993, the Company's investment securities portfolio aggregated $29.1 million, up $2.2 million from the $26.9 million reported by the Company at December 31, 1992. The Company purchased $20.7 million of investment securities for its portfolio and retired $18.2 million of matured securities during the year ended December 31, 1993.

        Total average investment securities for the year ended December 31, 1993 were $31.4 million, down $12.6 million from the average during 1992 of $44.0 million. During 1993, the Company placed greater emphasis on the placement of available funds in short-term investments. During the year ended December 31, 1992, the Company purchased $97,000 of securities for its investment portfolio and retired $72.3 million of matured securities. During the first quarter of 1992 and prior to the practice of segregating certain investments as short-term during the second quarter of 1992, the Company sold $20.1 million of investment securities, realizing a gain of $11,000.

        See Note 3 to the Company's December 31, 1993 consolidated financial statements for the maturity distribution, carrying value, estimated market value and weighted average yields of the Company's investment securities as of December 31, 1993, 1992 and 1991, respectively.

        LOANS

        The Company engages in real estate lending through construction and term mortgage loans, all of which are secured by deeds of trust on underlying real estate. The Company also engages in commercial lending to businesses, and although the Company looks principally to the borrowers' cash flow as source of repayment, many commercial loans are secured by real estate as a secondary source of repayment. The Company's real estate and construction loans are diversified by type of collateral and concentrated geographically throughout the five counties it serves in Southern California. In addition to the collateralized position on certain of its lending activities, all lending transactions are subject to the Bank's credit evaluation, underwriting criteria and monitoring standards.

        At December 31, 1993, loans, net of deferred loan fees, were $322.7 million, down $68.1 million, or 17.4% from the $390.8 million reported at December 31, 1992. This decline is attributable to management's decision to limit real estate related loans generally to existing customers and to the funding of previously existing commitments, which was based in part upon a regulatory recommendation and is consistent with the provision of the Bank's regulatory agreement that requires it to monitor and control the concentration of construction, land development and land acquisition loans. The declines also reflect the slowdown in California's economic activity which impacted all segments of the loan portfolio.

        At December 31, 1993, real estate, construction and commercial loans comprised approximately 45.5%, 27.2% and 26.7%, respectively, of total outstanding loans in the portfolio. This compares to 35.4%, 42.0% and 21.9% categorized as real estate, construction and commercial loans, respectively, at December 31, 1992. Although real estate loans increased by $8.6 million in 1993, this increase is primarily attributable to an increase in mini-permanent loans made to the Company's existing customers. The Company's mini-permanent loans represent loans that have a term of three to five years, are amortized over 20 to 25 years and provide for a balloon payment at the end of the term. Most of these loans provide intermediate term financing for construction loans that were originated by the Company. Construction loans declined $76.4 million and commercial loans increased $642,000 at December 31, 1993 when compared to the respective balances outstanding at the close of 1992.

        Average gross loans were $353.4 million for the year ended December 31, 1993, a decrease of $67.6 million, or 16.1%, from the $421.0 million average for the year ended December 31, 1992. This decline reflects the downward trend in the level of gross loans outstanding due to California's economic activity in 1993 and earlier which has impacted all segments of the loan portfolio. The Company's average loan-to-deposit ratio was 64.7% during 1993 as compared to 69.8% and 74.1% during 1992 and 1991, respectively.

GUARDIAN BANCORP                                                              21
................................................................................

        In light of the current economy, management's decision to limit real estate lending, principally construction financing, is expected to continue during 1994. This may have the effect of reducing the size of the Company's loan portfolio unless the Company is able to successfully market other loan products.

        ALLOWANCE FOR LOAN LOSSES

        A certain degree of risk is inherent in the extension of credit. Management has credit policies in place to monitor and attempt to control the level of loan losses and nonperforming loans. One product of the Company's credit risk management is the maintenance of the allowance for loan losses at a level considered by management to be adequate to absorb estimated known and inherent losses in the existing portfolio, including commitments and standby letters of credit. The allowance for loan losses is established through charges to operations in the form of provisions for loan losses.

        The allowance is based upon a regular review of current economic conditions, which might affect a borrower's ability to pay, underlying collateral values, risk in and the composition of the loan portfolio, prior loss experience and industry averages. In addition, the Bank's primary regulators, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may recommend additions to the allowance based on their assessment of information available to them at the time of their examination. Loans that are deemed to be uncollectible are charged-off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged-off are added to the allowance.

        The  allowance for  loan losses  was approximately  $18.2 million, $13.5 million and $9.1 million at December 31, 1993, 1992 and 1991, respectively. Net charge-offs were approximately $13.5 million, $5.1 million and $284,000 during the years ended December 31, 1993, 1992 and 1991, respectively. The increase in net charge-offs during 1993 from those reported in prior periods primarily resulted from losses recognized upon transfer of loans to OREO, losses taken on certain real estate loans due to economic conditions and other charge-offs related to loans deemed uncollectible by the Company, including charge-offs taken on the restructuring of loans with modified terms. As a percentage of average loans outstanding, net charge-offs were 3.83%, 1.21% and .07% in 1993, 1992 and 1991, respectively. The ratio of the allowance for loan losses to loans, net of deferred loan fees, was 5.64%, 3.45% and 2.13% at December 31, 1993, 1992 and 1991, respectively.

        Management believes that the allowance for loan losses at December 31, 1993 was adequate to absorb the known and inherent risks in the loan portfolio at that time. However, no assurance can be given that continuation of current recessionary factors, future changes in economic conditions that might adversely affect the Company's principal market area, borrowers or collateral values, and other circumstances, including regulatory agencies' assessment of information available to them at the time of their future examinations, will not result in increased losses in the Company's loan portfolio in the future.

        NONPERFORMING ASSETS

              Nonaccrual, Past Due and Modified Loans

        The following is a summary of the Company's nonperforming loans (nonaccrual loans and loans past due 90 days or more and still accruing interest) and loans with modified terms at years indicated:

DECEMBER 31,
- ------------------------------------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)                                                                             1993       1992
- ------------------------------------------------------------------------------------------------------------------
Loans on nonaccrual                                                                           $  29,056     33,316
Loans past due 90 days or more and still accruing interest                                        5,769      1,547
- ------------------------------------------------------------------------------------------------------------------
Total nonperforming loans                                                                        34,825     34,863
Loans with modified terms                                                                         9,539      2,149
- ------------------------------------------------------------------------------------------------------------------
Nonperforming loans and loans with modified terms                                             $  44,364     37,012
- ------------------------------------------------------------------------------------------------------------------
Nonaccrual and past due loans as a percentage of total loans                                      10.79%      8.92
- ------------------------------------------------------------------------------------------------------------------

        At December 31, 1993, approximately 92.2% of the Company's outstanding nonperforming loans were secured by deeds of trust on a portfolio of real estate which reduces, but does not eliminate, the risk of loss. At December 31,

22                                                              GUARDIAN BANCORP
................................................................................

        1993 and 1992, loans on nonaccrual are shown net of participations sold of approximately $576,000 and $4.8 million, respectively. The ratio of the Company's allowance for loan losses to nonperforming loans was 52.3% and 38.6% at December 31, 1993 and 1992, respectively.

        The following table sets forth the composition of potential problem credits by broad collateral type at December 31, 1993 (dollars in thousands):

Real estate:
  Residential:
    1-4 Family units......................................................................  $  10,360
    Multifamily units.....................................................................      9,856
    Land..................................................................................      1,875
  Commercial and industrial:
    Units.................................................................................     11,101
  Business and Consumer...................................................................      2,122
                                                                                            ---------
                                                                                            $  35,314
                                                                                            ---------
                                                                                            ---------

        Since 1991, the Company has been impacted by the slowdown in California's economic activity. One result of the current recessionary environment has been the weakening of real estate values in certain sectors of the Company's target markets which, in turn, has affected certain borrowers' financial capabilities and liquidity. The significant increase in amounts reported as nonperforming loans since 1991 is attributable to the existing economic climate, and a substantial portion of the loans are real estate mortgage and construction credits. While it is management's current intention to resolve nonperforming loans and sell other real estate owned on an asset by asset basis, management is also exploring additional alternatives, including the possible sale of part or all of such assets to a select number of outside investors. If consummated, such a sale likely would entail further provisions to the allowance for loan losses and writedowns of the carrying value of certain assets sold in recognition of the administrative expenses and the cost of money assumed by the buyer, together with the requirement imposed by typical buyers in such transactions that they be able to achieve a substantial return on their investment. The amount of such additional provisions and writedowns should the Company decide to pursue this strategy cannot be determined at this time. In determining whether or not to pursue this strategy management will consider, among other factors, the relative magnitude of the possible additional provisions to the allowance for loan losses and writedowns which could result from such a sale and the anticipated level of both interest income and noninterest expense attributable to continuing to hold such assets for sale on an asset by asset basis; and the level of income reasonably anticipated from the investment of any proceeds received from such a sale. While management is considering proposals from financial advisors, and is in active discussions with a potential financial advisor, to assist in the design and implementation of such a sale, it has not yet entered into a contract with an advisor. Moreover, management has not yet determined the specific assets that may be included in such a sale and, accordingly, cannot reasonably estimate anticipated sales proceeds or additional provisions for loan losses. No assurance can be given that the Bank will implement a sale of problem assets or the likely impact of such a sale on the consolidated financial condition or results of operations of the Company.

        Loans with modified terms approximated $9.5 million and $2.1 million at December 31, 1993 and 1992, respectively. The average yield on loans with modified terms during 1993 was approximated 5.5% compared to the Company's average cost of funds for 1993 of 3.3%.

              Other Real Estate Owned

        At December 31, 1993, OREO amounted to $13.9 million, an increase of $9.5 million from the $4.4 million reported at December 31, 1992. During 1993, the Company acquired $24.2 million of real estate through foreclosure, recorded valuation charges of $714,000 and sold $13.9 million of such real estate incurring a net loss upon sale of $266,000. The increase in OREO reflects the impact on foreclosure levels brought about by the general economic decline and depressed real estate market in Southern California. During 1992, the Company acquired and sold $6.1 million and $4.7 million, respectively, of OREO incurring a net loss upon sale of $173,000, after valuation charges of $40,000. (See "Results of Operations -- Noninterest Expense").

        The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 114 (SFAS 114), "Accounting for Loan Impairment". The Company plans to adopt SFAS 114 on January 1, 1995

GUARDIAN BANCORP                                                              23
................................................................................

        by reporting the effect of initial application as an adjustment to the provision for loan losses in the period of adoption. To comply with regulatory requirements regarding SFAS 114 effective in 1993, in-substance foreclosed assets are classified as loans if the Company does not have physical possession of the underlying collateral. December 31, 1992 in-substance foreclosed assets in the amount of $11.8 million have been reclassified to loans to effect this change in classification.

        DEPOSITS

        At December 31, 1993, total deposits of $525.7 million were comprised of $322.9 million and $202.8 million of noninterest-bearing and interest-bearing deposits, respectively. At December 31, 1992, total deposits of $599.9 million were comprised of $414.2 million and $185.7 million of noninterest-bearing and interest-bearing deposits, respectively. The $74.2 million decrease in total deposits since December 31, 1992 is comprised of a decrease of $91.3 million and an increase of $17.1 million in noninterest-bearing and interest-bearing deposits, respectively.

        The decrease in noninterest-bearing deposits at December 31, 1993 as compared to December 31, 1992 was primarily in title insurance company and escrow company deposits and reflects the current declining trends in the volume of residential mortgage refinancing occurring in the Company's marketplace and the Company's decreased reliance upon such funding sources. The increase in interest-bearing deposits since December 31, 1992 reflects a $17.7 million increase and a $656,000 decrease in the Company's time certificates of deposits and the Company's savings and interest-bearing demand deposit balances, respectively, and reflects management's efforts at diversifying the Company's deposit mix. It is likely that noninterest-bearing deposits will continue to represent a decreasing percentage of total deposits reflecting management's efforts to diversify the Company's funding sources and the effect of a recent Federal Reserve Board interpretation which limits the payment of customer service expense in connection with noninterest-bearing deposits.

        Total average deposits for the year ended December 31, 1993 were $546.2 million, down $56.6 million, or 9.4%, from the $602.8 million average for all of 1992. Average noninterest-bearing deposits and average interest-bearing deposits during 1993 were $323.7 million and $222.5 million, respectively, which compares to averages of $383.6 million and $219.2 million, respectively, for the year ended December 31, 1992. The $59.9 million decrease in average noninterest-bearing deposits during 1993 from the average for all of 1992 primarily reflects the general decline from historical levels in real estate transaction activity handled by the Company's title insurance company and escrow company depositors as a result of current economic conditions and a decreased reliance on such funding sources. The increase in average interest-bearing deposits of $3.3 million during 1993 from the 1992 average is comprised of a $14.4 million increase in average time certificates of deposit offset by a $11.1 million decline in savings and other interest-bearing demand accounts.

        The total average deposits of $602.8 million for the year ended December 31, 1992 were up $71.2 million, or 13.4%, from the $531.6 million reported for the year ended December 31, 1991. Average noninterest-bearing deposits were up $91.5 million to $383.6 million during 1992 over the $292.1 million average for 1991. This increase was primarily in title insurance company and escrow company deposits and reflects the higher volume of residential refinancing that occurred in the Company's marketplace during 1992.

        The Company experienced a decline in total average interest-bearing deposits during 1992 as compared to 1991. Average time certificates of deposit decreased approximately $32.4 million during 1992 from 1991 but that decrease was partially offset by an increase in average interest-bearing demand and savings deposits of approximately $12.2 million during the same period.

        The decreases in average time certificates of deposit during 1992 from the averages during 1991 and the decrease in such deposits and noninterest-bearing demand and savings deposits at December 31, 1992 from the close of 1991 is, in management's opinion, attributable to those depositors seeking higher yields on their funds than were being offered by the Company as a result of the lower interest rate environment prevailing in the marketplace. The increase in average interest-bearing demand and savings deposits reflects the Company's efforts to diversify its deposit sources, especially among labor unions and related clientele.

        ASSET/LIABILITY MANAGEMENT

        The Company's policy is to match its level of rate sensitive assets and rate sensitive liabilities thereby reducing its exposure to interest rate fluctuations. Generally, where rate sensitive assets exceed rate sensitive liabilities, the net

24                                                              GUARDIAN BANCORP
................................................................................

        interest margin is expected to be positively impacted during periods of increasing interest rates and negatively impacted during periods of decreasing interest rates. When rate sensitive liabilities exceed rate sensitive assets, generally, the net interest margin will be negatively affected during periods of increasing interest rates and positively affected during such periods of decreasing interest rates.

        The following table sets forth information concerning interest rate sensitivity of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1993. Such assets and liabilities are classified by the earliest possible repricing date or maturity.

- ----------------------------------------------------------------------------------------------------------
                                                                     OVER   OVER ONE
                                                                    THREE       YEAR
                                                         THREE    THROUGH    THROUGH
                                                     MONTHS OR     TWELVE       FIVE  OVER FIVE
(DOLLARS IN THOUSANDS)                                    LESS     MONTHS      YEARS      YEARS      TOTAL
- ----------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
Interest-bearing deposits with financial
  institutions                                       $   1,396        594         --         --      1,990
Investment securities                                    5,464      9,241     14,374         --     29,079
Short-term investments                                 179,948         --         --         --    179,948
Loans, net                                             283,507      5,236     28,180      5,825    322,748
- ----------------------------------------------------------------------------------------------------------
Total interest-earnings assets                       $ 470,315     15,071     42,554      5,825    533,765
- ----------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
Interest-bearing demand and savings deposits         $ 100,888         --         --         --    100,888
Time certificates of deposit                            10,063     75,815     16,008         --    101,886
Other borrowings                                        15,000         --      3,000         --     18,000
- ----------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                   $ 125,951     75,815     19,008         --    220,774
- ----------------------------------------------------------------------------------------------------------
Interest rate-sensitivity gap                        $ 344,364    (60,744)    23,546      5,825
Cumulative interest rate-sensitivity gap               344,364    283,620    307,166    312,991
Cumulative interest rate-sensitivity gap as a
  percentage of total interest-bearing assets            64.52%     53.14%     57.55%     58.64%
- ----------------------------------------------------------------------------------------------------------

        Approximately 86.9% of the Company's loan portfolio at December 31, 1993 bears a floating rate of interest.

        The Company's funding source is primarily its deposit base which is comprised of interest-bearing and noninterest-bearing accounts. On occasion, the Company augments its funding needs through federal funds purchased, securities sold under repurchase agreements and other short-term borrowings, which are all interest-bearing. The Company's noninterest-bearing demand deposits are, by their very nature, subject to withdrawal upon demand. Noninterest-bearing demand deposits include title insurance company and escrow company deposits which are subject to fluctuation caused by general economic factors affecting the demand for, sales of, and settlement activity relating to residential and other forms of real estate which, in turn, are sensitive to prevailing interest rates. Declines in one form of funding source requires the Company to obtain funds from another source. If the Company were to experience a decline in noninterest-bearing demand deposits and was to have a significant increase in loan volume without a commensurate increase in such deposits, it would utilize alternative sources of funds, probably at higher cost, to maintain its liquidity and to meet its loan funding needs. This would place downward pressure on the Company's net interest margin and have a negative impact on the Company's liquidity position.

        LIQUIDITY

        The Company manages its liquidity position to seek to ensure that sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Liquidity is derived from both the asset and liability sides of the balance sheet. Asset liquidity arises from the ability to convert assets to cash and self-liquidation or maturity of assets. Liquid asset balances include cash, interest-bearing deposits with financial institutions, short-term investments and federal funds sold. Liability liquidity arises from a diversity of funding sources as well as from the ability of the Company to attract deposits of varying maturities.

GUARDIAN BANCORP                                                              25
................................................................................

        At December 31, 1993, the Company's ratio of liquid assets, defined as cash and due from banks, interest-bearing deposits with financial institutions, federal funds sold and short-term investments, to total deposits was 39.0%. This compares to ratios of 38.4% and 29.6% at year end 1992 and 1991, respectively. The ratio of average total liquid assets to average total deposits was 35.1% during 1993 compared to 30.2% and 25.7% during 1992 and 1991, respectively.

        At December 31, 1993, $287.3 million of the Company's noninterest-bearing demand deposits, or 54.7% of total deposits, were from title insurance companies and escrow companies and $129.5 million of such deposits, or 24.6% of total deposits, were maintained by five title insurance and escrow company customers; one such customer accounted for 8.5%, and another accounted for 6.3%, of total deposits. Title insurance company and escrow company deposits generally fluctuate with the volume of real estate activity, which, in turn, are affected by fluctuations in the general level of interest rates and other economic factors affecting the real estate market. During the first quarter of 1994, the Board of Governors of the Federal Reserve System issued a new interpretive release which is applicable to all member banks, such as the Bank, and other entities, which limits the payment of customer service expense to certain prescribed instances. As a result of the issuance of this interpretive release, it is expected that certain balances of accounts of customers to whom these services are provided will decline and, in turn, customer service expense will decline in 1994, the exact amount of which cannot be predicted. In addition as of December 31, 1993, labor union deposits were $91.5 million, or 17.4% of total deposits, and 64.2% of these deposits were demand deposits. Further, all demand deposit accounts, including title insurance company, escrow company and labor union deposits, are subject to turnover. At December 31, 1993, $322.9 million or 61.4% of the Company's total deposits were noninterest-bearing demand deposits, and time certificates of deposit of $100,000 or more were $22.2 million, which represented 4.2% of total deposits. Time certificates of deposit of $100,000 or more may be subject to fluctuation as they are generally more sensitive to changes in interest rates than other types or amounts of deposits.

        In an effort to address the potential fluctuations in the Company's deposit base, management seeks to limit loans to no more than 75% of deposits to attempt to ensure that sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. A substantial amount of these funds are invested in securities of the U.S. Treasury and other short-term money market instruments, including federal funds sold, money market mutual funds and interest-bearing deposits with other financial institutions. To further cushion any unanticipated fluctuation in its liquidity position, the Bank, as with all commercial banks who are members of the Federal Reserve System, may borrow from the regional Federal Reserve Bank subject to compliance with regulatory requirements. In addition, the Bank has federal funds facilities available with its major correspondent banks aggregating $15.0 million. These facilities are subject to customary terms for such arrangements and are terminable at any time in the discretion of the correspondent bank. Notwithstanding these precautionary steps, there can be no assurance that the Company will not experience substantial fluctuations in its deposit base or otherwise adversely affect its net interest income by requiring the Bank to replace such deposits with higher costing funds.

        At December 31, 1993, Guardian Bancorp, on an unconsolidated parent company only basis, had cash and cash equivalents available of approximately $402,000. On January 28, 1994, Guardian Bancorp consummated the Offering of common stock raising gross proceeds of approximately $19,700,000. After deducting expenses incurred in the Offering, net proceeds were approximately $17,958,000. Guardian Bancorp contributed $16,500,000 of the net proceeds to the Bank, subsequently reimbursed the Bank approximately $229,000 for costs it incurred and retained approximately $1.2 million for its own general corporate purposes. In addition, on September 30, 1993, Guardian Bancorp exercised its right to convert the entire $3.0 million principal amount of Bank Convertible Debentures into common stock of the Bank, thereby converting this security into Tier 1 capital and eliminating the Bank as a liquidity source through interest payments.

        On December 22, 1988, Guardian Bancorp issued to an unaffiliated purchaser $3.0 million in aggregate principal amount of 11 3/4% Subordinated Debentures that mature on December 30, 1995. Interest on the Bancorp Debentures accrues and is payable quarterly, and the principal is due on maturity. Guardian Bancorp is not currently in default with respect to any of the interest payments due on the Bancorp Debentures, and management believes that Guardian Bancorp currently has sufficient liquid assets to make such payments through to maturity. However, absent a restructuring of the Bancorp Debentures or the receipt of additional funds from Bank dividends, the issuance of debt or equity or otherwise, Guardian Bancorp will not have sufficient liquid assets to

26                                                              GUARDIAN BANCORP
................................................................................

        pay the $3.0 million principal amount of such securities that will become due on the stated maturity date. Guardian Bancorp's ability to receive additional funds through Bank dividends or the issuance of debt at the holding company level is limited by regulatory and statutory restrictions.

        CAPITAL RESOURCES

        Management seeks to maintain capital adequate to support anticipated asset growth and credit risks and to ensure that the Company is within established regulatory guidelines and industry standards. The 1992 risk-based capital guidelines adopted by the Federal Reserve Board require the Company and the Bank to achieve certain minimum ratios of capital to risk-weighted assets. In addition, the Federal Reserve Board has adopted a leverage ratio that requires a minimum ratio of Tier 1 capital to average assets. The following table sets forth the Company's and the Bank's risk-based capital and leverage ratios at December 31, 1993 (dollars in thousands):

                                                                             COMPANY                 BANK
                                                                       --------------------  --------------------
(DOLLARS IN THOUSANDS)                                                   BALANCE          %    BALANCE          %
- -----------------------------------------------------------------------------------------------------------------
Tier 1 Capital(1)                                                      $  21,301       6.00%    23,839       7.02%
Tier 1 Capital minimum requirement(2)                                     14,195       4.00     13,575       4.00
- -----------------------------------------------------------------------------------------------------------------
Excess                                                                 $   7,106       2.00     10,264       3.02
- -----------------------------------------------------------------------------------------------------------------
Total Capital(3)                                                       $  28,907       8.15     28,254       8.33
Total Capital minimum requirement(2)                                      28,389       8.00     27,150       8.00
- -----------------------------------------------------------------------------------------------------------------
Excess                                                                 $     518       0.15      1,104       0.33
- -----------------------------------------------------------------------------------------------------------------
Leverage ratio (3% + minimum)(4)                                                       3.74                  4.19
- -----------------------------------------------------------------------------------------------------------------
Risk-weighted assets                                                   $ 354,866               339,377
- -----------------------------------------------------------------------------------------------------------------

(1)Includes common shareholders' equity.
(2)Commencing December 19, 1992, insured institutions such as the Bank must, among other things, maintain a Tier 1 capital ratio of at least 4% or 6% and a Total capital ratio of at least 8% or 10% to be considered "adequately capitalized" or "well capitalized", respectively, under the prompt corrective action provisions of the FDIC Improvement Act.
(3)Includes common shareholders' equity, subordinated debt, plus allowance for loan losses, subject to certain limitations.
(4)Tier 1 capital divided by average assets for the period. Under the current rules, a minimum leverage ratio of 3% is required for institutions which have been determined to be in the highest of five categories used by regulators to rate financial institutions. All other institutions, including the Company and the Bank, are required to maintain leverage ratios of at least 100 to 200 basis points above the 3% minimum. Commencing December 9, 1992, insured institutions such as the Bank must, among other things, maintain a leverage ratio of at least 4% or 5% to be considered "adequately capitalized" or "well capitalized", respectively, under the prompt corrective action provisions of the FDIC Improvement Act.

        On January 28, 1994, Guardian Bancorp consummated its rights offering of common stock ("the Offering"), and raised gross proceeds of approximately $19,700,000 through the issuance of 8,774,000 shares of common stock. After deducting expenses incurred in the Offering, net proceeds were approximately $17,958,000. In early February 1994, Guardian Bancorp contributed $16,500,000 of the net proceeds to the Bank for the Bank's general corporate purposes and subsequently reimbursed the Bank approximately $229,000 for costs it incurred in the capital raising effort. Guardian Bancorp retained the remaining net proceeds for its own general corporate purposes.

GUARDIAN BANCORP                                                              27
................................................................................

        The following tables set forth the consolidated capitalization of the Company and the capitalization of the Bank at December 31, 1993, and the proforma consolidated capitalization of the Company and the capitalization of the Bank, as adjusted to give effect to the offering as consummated:

                                                                                               DECEMBER 31, 1993
                                                                                             ----------------------
                                                                                              PROFORMA     ACTUAL

- -------------------------------------------------------------------------------------------------------------------
COMPANY
Shareholders' equity:
  Preferred stock                                                                             $      --          --
  Common stock                                                                                   33,794(1)    15,836
  Retained earnings                                                                               5,465       5,465
- -------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                $  39,259      21,301
- -------------------------------------------------------------------------------------------------------------------
Book value                                                                                   $     3.14 (2)      5.70
- -------------------------------------------------------------------------------------------------------------------
BANK
Equity capital:
  Common Stock                                                                               $   35,565 (3)    19,065
  Undivided profits                                                                               4,774       4,774
- -------------------------------------------------------------------------------------------------------------------
    Equity capital                                                                           $   40,339      23,839
- -------------------------------------------------------------------------------------------------------------------

(1)Assumes net proceeds of approximately $17,958,000 raised in the Offering were received at December 31, 1993.
(2)Adjusted to give effect to the additional 8,774,000 shares issued in the Offering.
(3)Assumes $16.5 million in new equity capital contributed to the Bank was contributed at December 31, 1993.

        The following tables set forth the Company's and the Bank's risk-based and leverage ratios at December 31, 1993 and their respective proforma risk-based and leverage ratios, as adjusted to give effect to the Offering.

                                                                                  COMPANY                     BANK
                                                                          ------------------------  ------------------------
                                                                          PROFORMA(1)    ACTUAL     PROFORMA(2)    ACTUAL

- ----------------------------------------------------------------------------------------------------------------------------
Tier 1 capital ratio                                                           10.95%        6.00%       11.77%        7.02%
Total capital ratio                                                            13.08         8.15        13.07         8.33
Leverage ratio                                                                  6.68         3.74         6.89         4.19
- ----------------------------------------------------------------------------------------------------------------------------

(1)Assumes net proceeds raised in the Offering had been invested in 20% risk-weighted assets at December 31, 1993.
(2)Assumes $16.5 million in new equity capital was contributed to the Bank at December 31, 993 which, in turn, invested the proceeds in 20% risk-weighted assets at December 31, 1993.

        With the exception of the capital raising efforts discussed above, and, on a much smaller scale, the periodic exercise of employee stock options, retained earnings from operations have been the Company's primary source of new capital. Management is committed to maintaining capital at a sufficient level to assure shareholders, customers and regulators that the Company is financially sound.

        EFFECTS OF NORTHRIDGE EARTHQUAKE

        On January 17, 1994, an earthquake of approximately 6.7 magnitude on the Richter scale struck the Southern California area. The earthquake and related aftershocks caused significant damage to certain areas of Los Angeles and Ventura Counties. While the full extent of damage in this area is not yet known, management's preliminary assessment of damage to collateral securing loans indicates that there should not be a material impact on the Company's consolidated financial position or results of operations. However, it remains uncertain if whether or not the earthquake will have additional negative impact on the Southern California economy and the Company's customers.

28                                                              GUARDIAN BANCORP
................................................................................

CONSOLIDATED BALANCE SHEET

GUARDIAN BANCORP AND SUBSIDIARY
DECEMBER 31, 1993 AND 1992
(IN THOUSANDS)
- ------------------------------------------------------------------------------

ASSETS                                                         1993       1992
- ------------------------------------------------------------------------------
Cash and due from banks                                   $  23,155     48,763
Interest-bearing deposits with financial institutions         1,990      1,090
Federal funds sold                                               --     60,000
Investment securities (market value of $29,221 and
  $27,604 in 1993 and 1992, respectively)                    29,079     26,939
Short-term investments (market value of $179,948 and
  $120,535 in 1993 and 1992, respectively)                  179,948    120,487
Loans                                                       322,748    390,835
  Less allowance for loan losses                            (18,200)   (13,466)
- ------------------------------------------------------------------------------
      Net loans                                             304,548    377,369
- ------------------------------------------------------------------------------
Premises and equipment, net                                   1,808      2,372
Deferred income taxes                                         3,574      3,642
Other real estate owned, net                                 13,949      4,359
Accrued interest receivable and other assets                  9,495      5,780
- ------------------------------------------------------------------------------
                                                          $ 567,546    650,801
- ------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------
Deposits                                                  $ 525,674    599,903
Subordinated debentures                                       3,000      3,000
Other borrowed money                                         15,000     10,000
Accrued interest payable and other liabilities                2,571      2,420
- ------------------------------------------------------------------------------
                                                            546,245    615,323
- ------------------------------------------------------------------------------
Commitments and contingent liabilities
Shareholders' equity:
  Preferred stock, without par value;
    Authorized 10,000,000 shares; none issued                    --         --
  Common stock, without par value;
    Authorized 29,296,875 shares; issued and outstanding
    3,740,000 and 3,659,000 shares in 1993 and 1992,
    respectively                                             15,836     15,556
  Retained earnings                                           5,465     19,922
- ------------------------------------------------------------------------------
      Total shareholders' equity                             21,301     35,478
- ------------------------------------------------------------------------------
                                                          $ 567,546    650,801
- ------------------------------------------------------------------------------

        SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

GUARDIAN BANCORP                                                              29
................................................................................

CONSOLIDATED STATEMENT OF OPERATIONS

GUARDIAN BANCORP AND SUBSIDIARY
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(IN THOUSANDS, EXCEPT PER SHARE DATA)
- ------------------------------------------------------------------------------
                                                    1993       1992       1991
- ------------------------------------------------------------------------------
Interest income:
  Loans                                        $  27,399     35,358     43,773
  Deposits with financial institutions                42         88        175
  Investment securities:
    Taxable                                        1,614      2,605      2,434
    Nontaxable                                       197        322        442
  Short-term investments                             923        874         --
  Federal funds sold                               2,594      2,048      3,399
- ------------------------------------------------------------------------------
                                                  32,769     41,295     50,223
- ------------------------------------------------------------------------------
Interest expense:
  Deposits                                         7,108      8,554     13,895
  Borrowed funds                                     397        456        439
- ------------------------------------------------------------------------------
                                                   7,505      9,010     14,334
- ------------------------------------------------------------------------------
    Net interest income                           25,264     32,285     35,889
Provision for loan losses                         18,250      9,395      5,946
- ------------------------------------------------------------------------------
    Net interest income after provision for
     loan losses                                   7,014     22,890     29,943
- ------------------------------------------------------------------------------
Noninterest income:
  Gain on sale of securities                           3         42          2
  Trust                                              627        186         14
  Other                                              789        811        907
- ------------------------------------------------------------------------------
                                                   1,419      1,039        923
- ------------------------------------------------------------------------------
Noninterest expense:
  Salaries and employee benefits                   8,621      7,271      6,118
  Occupancy                                        1,238      1,778      1,783
  Furniture and equipment                            851      1,004        884
  Customer service                                 5,539      7,989      9,189
  Data processing                                    351        831        568
  Promotional                                        758      1,120      1,436
  Professional                                     2,416      1,666      1,033
  Office supplies                                    416        416        444
  FDIC assessments                                 1,791      1,365      1,025
  Other real estate owned                          2,957        667         41
  Other                                            2,498      2,249      2,228
- ------------------------------------------------------------------------------
                                                  27,436     26,356     24,749
- ------------------------------------------------------------------------------
    Earnings (loss) before income taxes          (19,003)    (2,427)     6,117
Provision (benefit) for income taxes              (4,546)      (109)     2,900
- ------------------------------------------------------------------------------
    Net earnings (loss)                        $ (14,457)    (2,318)     3,217
- ------------------------------------------------------------------------------
Net earnings (loss) per common share           $   (3.90)      (.64)       .77
- ------------------------------------------------------------------------------

        SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

30                                                              GUARDIAN BANCORP
................................................................................

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

GUARDIAN BANCORP AND SUBSIDIARY                                          COMMON STOCK
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991                   ----------------------     RETAINED
(IN THOUSANDS)                                                      SHARES     AMOUNT     EARNINGS      TOTAL
- -------------------------------------------------------------------------------------------------------------
Balance, December 31, 1990                                          3,607   $  15,825      19,023      34,848
Retirement of common stock                                            (93)       (940)         --        (940)
Stock options exercised                                                49         167          --         167
Net earnings                                                           --          --       3,217       3,217
- -------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991                                          3,563      15,052      22,240      37,292
Stock options exercised                                                96         345          --         345
Tax benefit of stock options exercised                                 --         159          --         159
Net loss                                                               --          --      (2,318)     (2,318)
- -------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                                          3,659      15,556      19,922      35,478
Stock options exercised                                                81         280          --         280
Net loss                                                               --          --     (14,457)    (14,457)
- -------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                                          3,740   $  15,836       5,465      21,301
- -------------------------------------------------------------------------------------------------------------

        SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

GUARDIAN BANCORP                                                              31
................................................................................

CONSOLIDATED STATEMENT OF CASH FLOWS

GUARDIAN BANCORP AND SUBSIDIARY
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(IN THOUSANDS)                                                 1993       1992       1991
- ------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss)                                           $ (14,457)    (2,318)     3,217
   Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities:
      Provision for loan losses                                     18,250      9,395      5,946
      Depreciation and amortization                                    854        935        813
      Provision for deferred income taxes                               68       (563)    (1,935)
      Amortization of deferred loan fees                              (648)      (529)    (2,005)
      Amortization of net premium (discount) on investment
        securities                                                     347       (139)       207
      Amortization of discount on short-term investments              (525)      (874)        --
      Gain on sales of securities                                       (3)       (42)        (2)
      Gain on sale of premises and equipment                           (22)        --         --
      Net loss on sales of other real estate owned                     266        173         --
      Valuation of other real estate owned                             714         40         --
      Net (increase) decrease in accrued interest receivable
        and other assets                                            (3,715)     1,267        930
      Net increase (decrease) in accrued interest payable and
        other liabilities                                              151     (2,356)     1,147
- ------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                    1,280      4,989      8,318
- ------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceeds from investment securities transactions:
      Sales                                                             --     20,112      1,000
      Maturities                                                    18,189     72,335     11,400
   Purchases of investment securities                              (20,676)       (97)   (75,042)
   Proceeds from short-term investment transactions:
      Sales                                                        369,865     14,881         --
      Maturities                                                   386,385     90,492         --
   Purchases of short-term investments                            (815,183)  (254,463)        --
   Net change in loans                                              31,010     28,165    (92,691)
   Proceeds from sale of other real estate owned                    13,639      4,084         --
   Proceeds from sale of premises and equipment                         32         --         --
   Purchases of premises and equipment                                (300)      (194)      (859)
- ------------------------------------------------------------------------------------------------
        Net cash used in investing activities                      (17,039)   (24,685)  (156,192)
- ------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net change in deposits                                          (74,229)   (82,724)   243,676
   Increase in other borrowed money                                  5,000     10,000         --
   Net proceeds from issuance of common stock                          280        504        167
   Retirement of common stock                                           --         --       (940)
- ------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities        (68,949)   (72,220)   242,903
- ------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents       (84,708)   (91,916)    95,029
- ------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                     109,853    201,769    106,740
- ------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $  25,145    109,853    201,769
- ------------------------------------------------------------------------------------------------

        SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

32                                                              GUARDIAN BANCORP
................................................................................

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        GUARDIAN BANCORP AND SUBSIDIARY
        DECEMBER 31, 1993, 1992 AND 1991

        (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        GENERAL

        The accounting and reporting policies of Guardian Bancorp and subsidiary (collectively, the Company) are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The consolidated financial statements are prepared on the accrual basis of accounting.

        BASIS OF PRESENTATION

        The consolidated financial statements include the accounts of Guardian Bancorp, its wholly owned subsidiary Guardian Bank and Guardian Bank's wholly owned subsidiary, Guardian Trust Company (the Bank). All material intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain reclassifications of prior
        years'  data  have  been   made  to  conform   to  the  current   year's
        presentation.

        INVESTMENT SECURITIES AND SHORT-TERM INVESTMENTS

        Investment securities are carried at cost, net of the amortization of premiums and accretion of discounts. Amortized premiums and accreted discounts are included in interest on investment securities. The carrying value of investment securities is not adjusted for temporary declines in market values as the Bank has the positive intent and ability to hold the securities to maturity. However, the Company may sell such securities if it determines that collectibility is in doubt. In such cases, gains and losses realized are determined using the specific-identification method.

        Securities which the Company does not intend to hold to maturity are classified as short-term investments. These securities are carried at the lower of cost or market, net of accreted discounts which are included in interest on short-term investments. Adjustments to carrying value, if any, and realized gains or losses upon sale of the securities are included in gain on sale of securities.

        LOANS AND ALLOWANCE FOR LOAN LOSSES

        Loans are recorded in the consolidated balance sheet at principal amounts outstanding, net of deferred loan fees. Interest on loans is accrued monthly as earned. When, in the opinion of management, a reasonable doubt exists as to the collection of principal or interest, such loans are evaluated individually to determine both the collectibility and the adequacy of collateral. Loans are generally placed on nonaccrual status when principal or interest is past due 90 days or more or management has reasonable doubt as to the full collection of principal and interest, the accrual of income is discontinued and previously accrued but unpaid interest is reversed against income. Subsequent interest payments are generally credited to income when received, except when the ultimate collectibility of principal is uncertain, in which case all collections are applied as principal reductions. Loans with modified terms are those with restructured contractual terms due to borrowers' financial difficulty in meeting original terms.

        The allowance for loan losses is maintained at a level deemed adequate by management to provide for known and inherent losses in the loan portfolio. The allowance is based upon a quarterly review of past loan loss experience, loan portfolio composition and risk, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic and other conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additions to the allowance based on their judgments of information available to them at the time of their examination.

        Loans that are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

GUARDIAN BANCORP                                                              33
................................................................................

        LOAN ORIGINATION AND CREDIT-RELATED FEES

        Loan origination fees and certain direct costs associated with the origination or purchase of loans are deferred and recognized over the lives of the related loans as an adjustment of the loan's yield on a basis which approximates the interest method. Nonrefundable fees associated with the issuance of loan commitments are deferred and recognized over the life of the loan as an adjustment of yield. Fees for commitments that expire unexercised are recognized in noninterest income upon expiration of the commitment.

        PREMISES AND EQUIPMENT

        Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are capitalized and amortized over the term of the lease or the estimated useful lives of the improvements, whichever is shorter, calculated on the straight-line method.

        OTHER REAL ESTATE OWNED

        Other real estate owned is recorded at the lower of estimated fair value, less estimated costs of disposition, or the outstanding loan amount, and any difference between fair value and the loan amount is charged to the allowance for loan losses. In 1993, the Company reclassified in-substance foreclosed assets from other real estate owned to loans in cases where it did not have physical possession of the underlying collateral. This is consistent with regulatory reporting requirements and with changing trends evolving in financial reporting practices. Related prior years' data have been reclassified to conform with the current year's presentation. Gains and losses from the sale of such assets, any subsequent valuation adjustments and net operating expenses are included in noninterest expense.

        INCOME TAXES

        The Company files consolidated Federal and combined state income tax returns. Amounts provided for income taxes are based on the income reported in the consolidated financial statements at current tax rates. Such amounts include taxes deferred to future periods resulting from temporary differences in the recognition of items for tax and financial reporting purposes. Current and deferred components of the total tax provision are redetermined each year when tax returns are filed which results in an adjustment to the previously reported components.

        In the first quarter of 1993, the Company implemented Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 changed the Company's method of accounting for income taxes from the deferred method to the asset and liability method. Under the deferred method, annual income tax expense was matched with pretax accounting income by providing deferred taxes at current tax rates for temporary differences between the determination of net income for financial reporting and tax purposes. Under the asset and liability method deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. In implementing SFAS 109, the Company elected to restate prior years and, therefore, the consolidated financial statements and related notes for prior years have been restated to apply the new method of accounting retroactively to 1991. The cumulative impact at January 1, 1991 of the implementation was not material. The effect of the accounting change was an increase in the net loss in 1992 of $492,000, or $0.14 per share, and a decrease in 1991 net earnings of $493,000, or $0.11 per share.

        PER SHARE DATA

        Primary and fully diluted earnings (loss) per common share are computed using the weighted average number of shares of common stock and common stock equivalents outstanding. Stock options and warrants are considered to be common stock equivalents, except when their effect is antidilutive or immaterial. The weighted average number of shares of common stock outstanding used to compute loss per share for the years ended December 31, 1993 and 1992 was 3,710,000 and 3,624,000, respectively. The weighted average number of shares of common stock outstanding, including common stock equivalents, used to compute earnings per share for the year ended December 31, 1991 was 4,194,000.

34                                                              GUARDIAN BANCORP
................................................................................

        In 1993, 1992 and 1991, the weighted average number of shares including common stock equivalents for fully diluted earnings (loss) per share was not materially different than the number of shares used to compute primary earnings (loss) per share.

        STATEMENT OF CASH FLOWS

        For the purpose of the statement of cash flows, the Company considers cash and due from banks, interest-bearing deposits with financial institutions having maturities of less than three months and Federal funds sold as cash and cash equivalents. Supplemental information regarding the accompanying consolidated statement of cash flows for the years ended December 31, 1993, 1992 and 1991 is as follows (in thousands):

                                                                                          1993       1992       1991
- --------------------------------------------------------------------------------------------------------------------
Interest paid                                                                        $   7,507      9,418     14,429
- --------------------------------------------------------------------------------------------------------------------
Income taxes (received) paid                                                         $    (920)     2,203      4,422
- --------------------------------------------------------------------------------------------------------------------
Other real estate owned acquired in satisfaction of loans                            $  24,209      5,922      6,245
- --------------------------------------------------------------------------------------------------------------------
Senior liens assumed upon acquisition of other real estate owned                     $      --        149         --
- --------------------------------------------------------------------------------------------------------------------
Loans made to facilitate sale of other real estate owned                             $   5,855        400      2,774
- --------------------------------------------------------------------------------------------------------------------
Transfer of investment securities to short-term investments                          $      --     29,508         --
- --------------------------------------------------------------------------------------------------------------------

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"). SFAS 107 is effective for fiscal years ending after December 15, 1992, and requires the disclosure of the fair value of financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate the value. Financial instruments are defined under SFAS 107 as cash, evidence of an ownership in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. A significant portion of the Company's assets and liabilities are financial instruments as defined under SFAS 107. Additionally, the Company is also a party to financial instruments that are not reported on the balance sheet ("off-balance sheet financial instruments"). Such off-balance sheet financial instruments include commitments to originate loans and standby letters of credit.

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

        Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, premises and equipment and other real estate owned are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in these estimates. Since the fair value is estimated as of December 31, 1993 and 1992, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

        The following summary presents a description of the methodologies and assumptions used to estimate the fair value of the Company's financial instruments which are contained in the notes to the consolidated financial statements that describe each financial instrument.

            CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH FINANCIAL INSTITUTIONS AND FEDERAL FUNDS SOLD

        The book value of cash and due from banks, interest-bearing deposits with financial institutions and federal funds sold approximates the estimated fair value of such assets.

GUARDIAN BANCORP                                                              35
................................................................................

            INVESTMENT SECURITIES AND SHORT-TERM INVESTMENTS

        The Company has utilized market quotes for similar or identical securities in an actively traded market, where such a market exists, or has obtained quotes from independent security brokers or dealers to determine the estimated fair value of its investment securities and short-term investments.

            LOANS

        Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, by performing and nonperforming categories and by maturity.

        Loans which are either maturing or subject to repricing in the short term are valued for fair market value purposes by using the carrying amount for such loans. For other loans, fair value is estimated by discounting scheduled cash flows through estimated maturity using estimated market discount rates adjusted for the cost to administer and the credit and interest rate risk inherent in the loan.

            DEPOSIT LIABILITIES

        The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, and NOW accounts, and money market and checking accounts, is estimated to equal the amount payable on demand as of December 31, 1993 and 1992. The fair value of certificates of deposit is based on the estimated discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

            BORROWINGS

        The  fair value of the Company's  subordinated debentures was based upon
        alternative  borrowing  costs.  Book   value  of  the  Company's   other
        borrowings approximates the fair value of such liabilities.

            OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

        The fair value of the Company's commitments to extend credit and the fair value of letters of credit are estimated based upon terms currently offered for similar agreements and approximates their carrying value.

            CHANGES IN ACCOUNTING PRINCIPLES

        In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). Under SFAS 114, a loan is impaired when it is "probable" that a creditor will be unable to collect all amounts due (i.e., both principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (1) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. The amount by which the recorded investment of the loan exceeds the measure of the impaired loan is recognized by recording a valuation allowance with a corresponding charge to provision for loan losses. Additionally, SFAS 114 eliminates the requirement that a creditor account for certain loans as foreclosed assets until the creditor has taken possession of the collateral. SFAS 114 is effective for financial statements issued for fiscal years beginning after December 15, 1994. Earlier adoption is permitted. To comply with regulatory requirements regarding SFAS No. 114 effective in 1993, in-substance foreclosed assets are classified as loans in cases where the Company does not have physical possession of the underlying collateral. Although the Company has not yet adopted SFAS 114, management does not expect implementation to have a material impact on the Company's financial position or results of operations.

        In May 1993, the FASB issued Statement of Financial Standards No. 115 "Accounting For Certain Investments in Debt and Equity Securities" addressing the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments would be classified in three categories and accounted for as follows: (i) debt and equity securities that the entity has the positive intent and ability to hold to maturity would be classified as "held to maturity" and reported at amortized cost; (ii) debt and equity securities that are held for current resale would be classified as trading securities and reported at fair value, with unrealized gains and losses included in operations; and
        (iii) debt and equity securities not classified as either securities held to maturity or trading securities would be classified as securities available for sale, and reported at fair value, with unrealized gains and losses excluded from operations and reported as a

36                                                              GUARDIAN BANCORP
................................................................................

        separate component of shareholders' equity. The statement is effective for financial statements for calendar year 1994, but may be applied to an earlier fiscal year for which annual financial statements have not been issued. The Bank has both investment securities classified as
        "available to maturity" and investment securities classified as "available for sale". Securities classified as available for sale will be reported at their fair value at the end of each fiscal quarter. Accordingly, the value of such securities fluctuates based on changes in interest rates. Generally, an increase in interest rates would result in a decline in the value of investment securities held for sale, while a decline in interest rates would result in an increase in the value of such securities. Therefore, the value of investment securities available for sale and the Bank's shareholders' equity could be subject to fluctuation based on changes in interest rates.

        (2) CONSUMMATION OF RIGHTS OFFERING

        On January 28, 1994, Guardian Bancorp consummated its rights offering of common stock ("the Offering"), and raised gross proceeds of approximately $19,700,000 through the issuance of 8,774,000 shares of common stock. After deducting expenses incurred in the Offering, net proceeds were approximately $17,958,000. In early February 1994, Guardian Bancorp contributed $16,500,000 of the net proceeds to the Bank for the Bank's general corporate purposes and subsequently reimbursed the Bank approximately $229,000 for costs it incurred in the capital raising effort. Guardian Bancorp retained the remaining net proceeds for its own general corporate purposes.

GUARDIAN BANCORP                                                              37
................................................................................

        (3) INVESTMENT AND SHORT-TERM SECURITIES

        The carrying value, gross unrealized gains and losses and estimated market values of investment securities at December 31, 1993, 1992 and 1991 are as follows (in thousands):

                                                                    1993
- ---------------------------------------------------------------------------------------------------------------
                                                                                GROSS        GROSS    ESTIMATED
                                                                CARRYING   UNREALIZED   UNREALIZED       MARKET
                                                                   VALUE        GAINS       LOSSES        VALUE
- ---------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                                         $24,279          123           36       24,366
State and municipal securities                                     4,336           55           --        4,391
Federal Reserve Bank stock                                           464           --           --          464
- ---------------------------------------------------------------------------------------------------------------
                                                                 $29,079          178           36       29,221
- ---------------------------------------------------------------------------------------------------------------

                                                                    1992
- ---------------------------------------------------------------------------------------------------------------
                                                                                GROSS        GROSS    ESTIMATED
                                                                CARRYING   UNREALIZED   UNREALIZED       MARKET
                                                                   VALUE        GAINS       LOSSES        VALUE
- ---------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                                         $20,327          579           --       20,906
U.S. Government agency securities                                    164            6           --          170
State and municipal securities                                     4,984           75           --        5,059
Corporate bonds                                                    1,000            5           --        1,005
Federal Reserve Bank stock                                           464           --           --          464
- ---------------------------------------------------------------------------------------------------------------
                                                                 $26,939          665           --       27,604
- ---------------------------------------------------------------------------------------------------------------

                                                                  1991
- ------------------------------------------------------------------------------------------------------------
                                                                              GROSS        GROSS   ESTIMATED
                                                              CARRYING   UNREALIZED   UNREALIZED      MARKET
                                                                 VALUE        GAINS       LOSSES       VALUE
- ------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                                       $79,020          937           34      79,923
U.S. Government agency securities                                  360           22           --         382
State and municipal securities                                   7,129          100            8       7,221
Corporate bonds                                                  2,755           32           --       2,787
Federal Reserve Bank stock                                         367           --           --         367
- ------------------------------------------------------------------------------------------------------------
                                                               $89,631        1,091           42      90,680
- ------------------------------------------------------------------------------------------------------------

        Proceeds from the sale of investment securities in 1992 were $20,112,000 and the gain recognized upon sale was $11,000. There were no sales of investment securities in 1993.

38                                                              GUARDIAN BANCORP
................................................................................

        The following table shows the carrying value and estimated market value of investment securities by contractual maturity at December 31, 1993. Also shown are the weighted average yields by investment category, and such yields for state and municipal securities are stated on a tax equivalent basis at the incremental rate of 34% (dollars in thousands):

- --------------------------------------------------------------------------------------------------------
                                                                                   WEIGHTED    ESTIMATED
                                                                      CARRYING      AVERAGE       MARKET
                                                                        AMOUNT        YIELD        VALUE
- --------------------------------------------------------------------------------------------------------
U.S. Treasury securities:
  Within one year                                                   $  10,528          4.9%      10,595
  After one year but within five years                                 13,751          4.5       13,771
- --------------------------------------------------------------------------------------------------------
                                                                       24,279          4.7       24,366
- --------------------------------------------------------------------------------------------------------
State and municipal securities:
  Within one year                                                       3,737          4.3        3,764
  After one year but within five years                                    599         11.4          627
- --------------------------------------------------------------------------------------------------------
                                                                        4,336          5.3        4,391
- --------------------------------------------------------------------------------------------------------
Corporate bonds:
Federal Reserve Bank stock                                                464          6.0          464
- --------------------------------------------------------------------------------------------------------
                                                                    $  29,079          4.8%      29,221
- --------------------------------------------------------------------------------------------------------

        U.S. Treasury and Government agency securities carried at approximately $4,222,000 at December 31, 1993 were pledged to secure public deposits or for other purposes as required or permitted by law.

        Since the second quarter of 1992, the Company has categorized as short-term investments, securities and other investments that may be sold in response to changes in interest rates, increases in loan demand, liquidity needs or other similar instances. Such short-term investments are carried at the lower of cost or market and during 1993 had a weighted average yield of approximately 2.8% and mature within one year. The following table shows carrying value, gross unrealized gains and losses and estimated market values of short-term investments at December 31, 1993 and 1992 (in thousands):

                                                                      1993
- -------------------------------------------------------------------------------------------------------------
                                                                                 GROSS       GROSS  ESTIMATED
                                                                  CARRYING  UNREALIZED  UNREALIZED     MARKET
                                                                     VALUE       GAINS      LOSSES      VALUE
- -------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                                         $ 179,948          --          --    179,948
- -------------------------------------------------------------------------------------------------------------
                                                                 $ 179,948          --          --    179,948
- -------------------------------------------------------------------------------------------------------------

                                                                      1992
- -------------------------------------------------------------------------------------------------------------
                                                                                 GROSS       GROSS  ESTIMATED
                                                                  CARRYING  UNREALIZED  UNREALIZED     MARKET
                                                                     VALUE       GAINS      LOSSES      VALUE
- -------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                                         $ 119,887          48          --    119,935
Cash management funds                                                  600          --          --        600
- -------------------------------------------------------------------------------------------------------------
                                                                 $ 120,487          48          --    120,535
- -------------------------------------------------------------------------------------------------------------

        Proceeds from the sale of short-term investments were $369,865,000 and $14,881,000 during 1993 and 1992, respectively, and the gains realized upon sale were $3,000 and $31,000, respectively. During 1993 and 1992, there were no lower of cost or market adjustments charged to income.

GUARDIAN BANCORP                                                              39
................................................................................

        (4) LOANS AND ALLOWANCE FOR LOAN LOSSES

        The following is a summary of the composition of the Company's loan portfolio by type of loan at December 31, 1993 and 1992 (in thousands):

                                                                                              1993       1992
- -------------------------------------------------------------------------------------------------------------
Real estate                                                                              $ 147,039    138,430
Construction                                                                                87,829    164,194
Commercial                                                                                  86,260     85,618
Installment                                                                                  2,046      2,938
- -------------------------------------------------------------------------------------------------------------
                                                                                         $ 323,174    391,180
Deferred loan fees                                                                            (426)      (345)
- -------------------------------------------------------------------------------------------------------------
                                                                                         $ 322,748    390,835
- -------------------------------------------------------------------------------------------------------------

        The Company emphasizes real estate and construction lending for contractors and real estate developers in its Southern California market area. A significant portion of the Company's loan portfolio is secured with deeds of trust on real estate. Commercial loans are loans made to professionals and small businesses for trade and general financing purposes and also include loans made to companies involved in the real estate industry, such as real estate brokers, title insurance and escrow companies and real estate developers for working capital and equipment acquisitions. Although the Company looks primarily to the borrower's cash flow as the principal source of repayment for such loans, 34.4% of the loans within this category at December 31, 1993 were secured by real estate. The Company's lending policy, established by the Board of Directors, requires that each loan meet certain underwriting criteria, including loans to customers who have significant cash investment in their projects and have the ability to provide additional cash flows, if necessary, as well as collateral underlying the loan, and capital and leverage capacity of the borrower.

        The following table sets forth the composition of real estate and construction loans by broad type of collateral as of December 31, 1993 (in thousands):

                                                                      REAL ESTATE           CONSTRUCTION
                                                                  --------------------  --------------------
                                                                     AMOUNT  PERCENTAGE    AMOUNT  PERCENTAGE
- ------------------------------------------------------------------------------------------------------------
Residential:
   1-4 family units                                               $  24,298       16.5% $  50,530       57.5%
   Multifamily units                                                 16,309       11.1      8,437        9.6
Commercial and industrial units                                      79,398       54.0     19,324       22.0
Land:
   Residential                                                       15,204       10.3      8,820       10.1
   Commercial and industrial                                         11,830        8.1        718         .8
- ------------------------------------------------------------------------------------------------------------
      Total                                                       $ 147,039      100.0% $  87,829      100.0%
- ------------------------------------------------------------------------------------------------------------

        At December 31, 1993, the Company had total unfunded loan commitments of approximately $46,181,000 of which $1,579,000, $20,312,000 and
        $24,290,000 were related to real estate, construction and commercial loans, respectively.

        A summary of nonperforming loans at December 31, 1993 and 1992 follows (in thousands):

                                                                                                1993       1992
- ---------------------------------------------------------------------------------------------------------------
Loans on nonaccrual                                                                        $  29,056     33,316
Loans past due greater than 90 days and still accruing                                         5,769      1,547
- ---------------------------------------------------------------------------------------------------------------
    Total nonperforming loans                                                              $  34,825     34,863
- ---------------------------------------------------------------------------------------------------------------

40                                                              GUARDIAN BANCORP
................................................................................

        The following tables set forth the Company's nonperforming loans by type at December 31, 1993 and 1992 (in thousands):

                                                                                                1993       1992
- ---------------------------------------------------------------------------------------------------------------
Nonaccrual loans:
  Real estate-mortgage                                                                     $  13,804     15,578
  Construction                                                                                 9,214     16,416
  Commercial                                                                                   6,005      1,320
  Installment                                                                                     33          2
- ---------------------------------------------------------------------------------------------------------------
                                                                                           $  29,056     33,316
- ---------------------------------------------------------------------------------------------------------------

                                                                                                1993       1992
- ---------------------------------------------------------------------------------------------------------------
Loans past due 90 days or more and still accruing interest:
  Real estate-mortgage                                                                     $   4,486         70
  Construction                                                                                    --      1,363
  Commercial                                                                                   1,247        100
  Installment                                                                                     36         14
- ---------------------------------------------------------------------------------------------------------------
                                                                                           $   5,769      1,547
- ---------------------------------------------------------------------------------------------------------------

        Loans with modified terms approximated $9,539,000 and $2,149,000 at December 31, 1993 and 1992, respectively.

        The effect of loans on nonaccrual and loans with modified terms on interest income for the years ended December 31, 1993, 1992 and 1991 is presented below (in thousands):

                                                                              1993        1992        1991
- ----------------------------------------------------------------------------------------------------------
Gross interest income that would have been recorded at original terms:
  Loans on nonaccrual                                                    $   5,716       4,832       2,487
  Loans with modified terms                                                  1,105         288         231
- ----------------------------------------------------------------------------------------------------------
                                                                             6,821       5,120       2,718
Interest reflected in income:
  Loans on nonaccrual                                                        1,703       1,933         608
  Loans with modified terms                                                    787         164         125
- ----------------------------------------------------------------------------------------------------------
                                                                             2,490       2,097         733
Interest foregone:
  Loans on nonaccrual                                                        4,013       2,899       1,879
  Loans with modified terms                                                    318         124         106
- ----------------------------------------------------------------------------------------------------------
                                                                         $   4,331       3,023       1,985
- ----------------------------------------------------------------------------------------------------------

        At December 31, 1993, commitments to lend additional funds to borrowers whose loans were on nonaccrual or had modified terms were approximately $182,000.

        At December 31, 1993 and 1992, the estimated fair value of the Company's loan portfolio was $319,411,000 and $379,937,000, respectively, which compares to the carrying value of net loans of $304,548,000 and $377,369,000, respectively. At December 31, 1993 and 1992, the fair value of the Company's commitments to extend credit and letters of credit approximates their carrying value. The assumptions inherent in these fair value estimates are in Note 1 to the consolidated financial statements.

GUARDIAN BANCORP                                                              41
................................................................................

        The following is a summary of the activity within the allowance for loan losses for the years ended December 31, 1993, 1992 and 1991 (in thousands):

                                                    1993        1992        1991
- --------------------------------------------------------------------------------
Balance at beginning of year                   $  13,466       9,135       3,473
Provision charged to operations                   18,250       9,395       5,946
Loans charged off                                (13,569)     (5,115)       (288)
Recoveries                                            53          51           4
- --------------------------------------------------------------------------------
Net charge-offs                                  (13,516)     (5,064)       (284)
- --------------------------------------------------------------------------------
Balance at end of year                         $  18,200      13,466       9,135
- --------------------------------------------------------------------------------

        (5) PREMISES AND EQUIPMENT, NET

        The following is a summary of the major components of premises and equipment at December 31, 1993 and 1992 (in thousands):

                                                                    1993        1992
- ------------------------------------------------------------------------------------
Furniture and equipment                                        $   4,386       4,285
Leasehold improvements                                             1,666       1,624
- ------------------------------------------------------------------------------------
        Total premises and equipment                               6,052       5,909
Less accumulated depreciation and amortization                    (4,244)     (3,537)
- ------------------------------------------------------------------------------------
        Premises and equipment, net                            $   1,808       2,372
- ------------------------------------------------------------------------------------

        Depreciation   and  amortization  expense   on  premises  and  equipment
        approximated $854,000, $909,000, and $813,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

        (6) OTHER REAL ESTATE OWNED, NET

        Activity in other real estate owned during the year ended December 31, 1993 and 1992 follows (in thousands):

                                                                    1993        1992
- ------------------------------------------------------------------------------------
Balance at beginning of year                                   $   4,359       2,945
Additions                                                         24,209       6,071
Sales                                                            (13,905)     (4,617)
Valuation adjustments                                               (714)        (40)
- ------------------------------------------------------------------------------------
Balance at end of year                                         $  13,949       4,359
- ------------------------------------------------------------------------------------

        Consistent with regulatory reporting requirements and with changing trends evolving in financial reporting practices, in the fourth quarter of 1993 the Company reclassified $1,269,000 of in-substance foreclosed property to loans as it did not have physical possession of the underlying collateral. To be consistent with the 1993 presentation, in-substance foreclosed property of $11,817,000 has been reclassified to loans in 1992, where the Company did not have physical possession of the underlying collateral.

        Components   of  other  real  estate   owned  expense  included  in  the
        accompanying consolidated statement of operations for the years ended December 31, 1993, 1992 and 1991 were as follows (in thousands):

                                                                        1993          1992          1991
- --------------------------------------------------------------------------------------------------------
Gain upon sale                                                     $    (123)           --            --
Loss upon sale                                                           389           173            --
Direct holding costs                                                   1,977           454            41
Valuation adjustments                                                    714            40            --
- --------------------------------------------------------------------------------------------------------
                                                                   $   2,957           667            41
- --------------------------------------------------------------------------------------------------------

42                                                              GUARDIAN BANCORP
................................................................................

        (7) DEPOSITS

        The following summarizes deposits outstanding at December 31, 1993 and 1992 (in thousands):

                                                                                        1993        1992
- --------------------------------------------------------------------------------------------------------
Noninterest-bearing demand                                                         $ 322,900     414,163
Savings and interest-bearing demand                                                   53,285      48,374
Money market                                                                          47,603      53,170
Certificates of deposit under $100,000                                                79,644      55,768
Certificates of deposit of $100,000 and over                                          22,242      28,428
- --------------------------------------------------------------------------------------------------------
        Total deposits                                                             $ 525,674     599,903
- --------------------------------------------------------------------------------------------------------

        Interest expense related to deposits for the years ended December 31, 1993, 1992 and 1991 amounted to the following (in thousands):

                                                                           1993        1992        1991
- -------------------------------------------------------------------------------------------------------
Money market, savings and interest-bearing demand deposits            $   2,547       3,415       4,451
Time certificates of deposit under $100,000                               3,451       2,028       2,667
Time certificates of deposit of $100,000 and over                         1,110       3,111       6,777
- -------------------------------------------------------------------------------------------------------
        Total interest expense on deposits                            $   7,108       8,554      13,895
- -------------------------------------------------------------------------------------------------------

        The Company has attracted a substantial portion of its deposit base from large balance depositors by offering a high level of customer services. A significant amount of such deposits are from Southern California based title insurance companies and escrow companies. While these deposits are noninterest-bearing, they are not cost free funds. As shown in the accompanying consolidated statement of operations, the Company incurs customer service expenses in the form of payments to third parties to provide accounting, data processing, courier and other permissible banking related services for certain of these customers. At December 31, 1993 and 1992, such arrangements were applicable to approximately $287,300,000 and $374,100,000 of noninterest-bearing demand deposits, respectively. During 1993 and 1992, the average balance of such accounts were $277,600,000 and $334,300,000, respectively.

        At December 31, 1993 and 1992, the estimated fair value of the Company's deposits was determined to be $525,740,000 and $600,341,000, respectively. The estimate of fair value does not include any amount that relates to core deposit intangible, since such intangibles are not defined as financial instruments under SFAS 107. The assumptions inherent in these fair value estimates are in Note 1 to the consolidated financial statements.

        (8) SUBORDINATED DEBENTURES

        On December 22, 1988, the Company issued $3,000,000 of 11 3/4% subordinated debentures that mature in December, 1995. In connection with the issuance of the debentures, the Company issued a nondetachable warrant that expires in 1995 to purchase 56,250 shares of the Company's common stock at $9.60 per share. Interest on the debentures is payable quarterly. The debentures have certain covenants, such as restrictions on the incurrence of certain debt and mergers, requirement of the maintenance of not less than $14 million in tangible net worth and restrictions on the payment of cash dividends. In the opinion of management, none of these restrictions effectively limit the operations of the Company and the Company was in compliance with the covenants at December 31, 1993.

        At December 31, 1993 and 1992, the estimated fair value of the Company's subordinated debentures was determined to be $3,090,000 and $3,129,000, respectively and the assumptions inherent to this estimate are in Note 1 to the consolidated financial statements.

GUARDIAN BANCORP                                                              43
................................................................................

        (9) OTHER BORROWED MONEY

        The Company's principal source of funds has been and continues to be deposits. However, on occasion, the Company will borrow funds to augment its funding needs in forms which may include federal funds purchased, securities sold under repurchase agreements and other short-term borrowings. At December 31, 1993, other borrowed money of $15,000,000 consisted of unsecured overnight borrowings under the Company's federal funds line which was settled shortly after year end. At December 31, 1993, loans outstanding in the amount of approximately $52 million were pledged to secure future advances with the Federal Reserve Bank as collateral. At December 31, 1992, other borrowed money of $10,000,000 consisted of overnight borrowings from the Federal Reserve Bank, were secured by U.S. Treasury securities with a carrying value of $10,000,000 and were settled shortly after year end.

        (10) INCOME TAXES

        The provision (benefit) for income taxes for the years ended December 31, 1993, 1992 and 1991 includes the following (in thousands):

                                                                             1993        1992        1991
- ---------------------------------------------------------------------------------------------------------
Current tax expense (benefit):
  Federal                                                               $  (4,614)        454       3,490
  State                                                                        --          --       1,345
  Tax benefit of stock options exercised                                       --        (159)         --
- ---------------------------------------------------------------------------------------------------------
    Total                                                                  (4,614)        295       4,835
- ---------------------------------------------------------------------------------------------------------
Deferred tax benefit:
  Federal                                                                  (2,188)     (1,405)     (1,763)
  State                                                                      (518)       (524)       (665)
- ---------------------------------------------------------------------------------------------------------
    Total                                                                  (2,706)     (1,929)     (2,428)
- ---------------------------------------------------------------------------------------------------------
Change in valuation allowance                                               2,774       1,366         493
Tax benefit of stock options                                                   --         159          --
- ---------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                                      $  (4,546)       (109)      2,900
- ---------------------------------------------------------------------------------------------------------

        The income tax provision (benefit) reflected an effective rate of (23.9)%, (4.5)% and 47.4% for the years ended December 31, 1993, 1992 and 1991 on the earnings (loss) before income taxes, respectively. The income tax provision (benefit) differed from the amounts computed by applying the statutory Federal income tax rate of 34% for 1993, 1992 and 1991 to the earnings (loss) before income taxes for the following reasons (in thousands):

                                                                             1993        1992        1991
- ---------------------------------------------------------------------------------------------------------
Tax expense (benefit) at statutory Federal income tax rate              $  (6,461)       (825)      2,080
California franchise tax, net of Federal benefit                             (518)       (524)        449
State and municipal securities interest                                       (63)       (104)       (137)
Valuation allowance for deferred tax assets                                 2,774       1,366         493
Other, net                                                                   (278)        (22)         15
- ---------------------------------------------------------------------------------------------------------
                                                                        $  (4,546)       (109)      2,900
- ---------------------------------------------------------------------------------------------------------

44                                                              GUARDIAN BANCORP
................................................................................

        The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1992 and 1991 are presented below (in thousands):

                                                                                              1993       1992
- -------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Provision for loan losses                                                              $   8,041      5,876
  Cash basis tax reporting method                                                              269         73
  Depreciation                                                                                 136         95
  Other, net                                                                                    78          1
- -------------------------------------------------------------------------------------------------------------
    Total gross deferred tax assets                                                          8,524      6,045
    Valuation allowance                                                                     (4,854)    (2,080)
- -------------------------------------------------------------------------------------------------------------
Deferred tax assets, net of valuation allowance                                              3,670      3,965
- -------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred loan fees                                                                           (96)      (200)
  Capitalized sign rights                                                                       --        (13)
  California franchise tax                                                                      --       (110)
- -------------------------------------------------------------------------------------------------------------
    Total gross deferred tax liabilities                                                       (96)      (323)
- -------------------------------------------------------------------------------------------------------------
    Net deferred tax assets                                                              $   3,574      3,642
- -------------------------------------------------------------------------------------------------------------

        The Company had sufficient tax carryback availability at December 31, 1993 and 1992 to realize the entire net deferred tax asset. At December 31, 1993, the Company had a net operating loss carryforward for state income tax purposes of $1,490,000, of which one-half, or $745,000, is available to offset any future state taxable income through 1998.

        Included in accrued interest receivable and other assets in the accompanying consolidated balance sheet at December 31, 1993 and 1992 was approximately $4,841,000 and $1,147,000, respectively, of income taxes currently receivable.

        During 1992, 93,309 unqualified stock options granted under the 1984 Stock Incentive Plan were exercised. If such shares acquired through the exercise of such options are subsequently sold within prescribed time periods, applicable tax regulation permits the Company to reduce its current tax liability to the extent of the tax effect on the difference between the exercise price of the shares acquired and the selling price of the shares sold. During 1992, the effect of these transactions was a decrease to income taxes payable and an increase to shareholders' equity of $159,000.

        (11) STOCK OPTIONS AND COMMON STOCK

        The Company has adopted two stock option plans, the 1984 Stock Incentive Plan and the 1990 Stock Incentive Plan, under which nonemployee directors, officers and other key employees of the Company have and may be granted nonqualified or incentive stock options. The Company authorized the issuance of up to 1,189,000 shares of common stock under both plans. Option prices under both plans may not be less than the fair market value at the date of the grant and all options granted expire not more than ten years after the grant date, except that options exercisable in installments become fully exercisable upon a change of control of the Company, as defined. The following summarizes stock option activity for the years ended December 31, 1993 and 1992 (in thousands):

                                                                                                 1993       1992
- -------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year                                                             881        989
Options granted                                                                                      136          5
Options cancelled and exercised                                                                     (305)      (113)
- -------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year                                                                   712        881
- -------------------------------------------------------------------------------------------------------------------

        At December 31, 1993, there were approximately 547,000 options exercisable at option prices ranging from $3.42 to $19.20 per share; those options not exercisable had option prices ranging from $2.875 to $19.20. Approximately 81,000 options were exercised during 1993 at prices ranging from $3.42 to $3.93.

GUARDIAN BANCORP                                                              45
................................................................................

        The 1987 Stock Appreciation Rights Plan (SAR Plan) and awards thereunder expired in 1992. Reversals of previous expense accruals for benefits payable under the SAR Plan reduced compensation expense in 1991 by approximately $171,000. Cash payments made under exercise of outstanding rights in 1991 were approximately $22,000.

        (12) EMPLOYEE STOCK OWNERSHIP PLAN

        In July 1988, the Board of Directors adopted the Guardian Bancorp Employee Stock Ownership Plan (the Plan), which constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC). The Plan also contains a cash-or-deferred arrangement under Section 401(k) of the IRC. The Plan is a defined contribution plan that is available to substantially all employees. Employee contributions are voluntary, as the employee elects to defer from 1% to 6% of compensation, exclusive of overtime, bonuses or other special payment (qualifying compensation). The Company makes a matching contribution to the Plan equal to 50% of the amount that eligible participants have contributed to the Plan, other than executive officers for whom no matching contributions are made. In addition, the Company may contribute an additional amount to the Plan each year based on the performance of the Company. The decision to make the additional contribution and the amount of such contribution is at the discretion of the Board of Directors. For the years ended December 31, 1993, 1992 and 1991, the Plan's administrative expenses, which were paid by the Bank, approximated $12,000, $17,000 and $13,000, respectively; and the Company contributed approximately $24,000, $66,000 and $96,000, respectively, to the Plan.

        Activity in the number of shares of the Company's common stock held by the Plan for the years ended December 31, 1993 and 1992 follows (in thousands):

                                                                                                    1993       1992
- -------------------------------------------------------------------------------------------------------------------
Shares held at beginning of year                                                                     109         85
Shares acquired                                                                                       18         24
Shares distributed to Plan participants                                                               (3)        --
- -------------------------------------------------------------------------------------------------------------------
Shares held at end of year                                                                           124        109
- -------------------------------------------------------------------------------------------------------------------

        (13) COMMITMENTS AND CONTINGENT LIABILITIES

        In the normal course of business, there are various outstanding commitments and contingencies, such as financial instruments with off-balance sheet risk, which are not reflected in the accompanying consolidated financial statements. These financial instruments primarily consist of commitments to extend credit and standby letters of credit issued to meet the financing needs of the Company's customers. Management does not anticipate any material losses as a result of these transactions.

        Commitments to extend credit, standby letters of credit and other letters of credit only represent exposure to off-balance sheet risk in the event the contract is drawn upon and the other party to the contract defaults. The actual credit risk of these transactions depends upon the creditworthiness of the customer and on the value of any related collateral. The Company uses the same credit policies in making commitments and conditional obligations as its does for on-balance sheet instruments.

        The Company has total unfunded loan commitments of approximately $46,181,000 at December 31, 1993. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company minimizes its exposure to loss under these commitments by requiring that customers meet certain conditions prior to disbursing funds. The amount of collateral obtained, if any, is based on a credit evaluation of the borrower and may include accounts receivable, inventory, property, plant and equipment, and real property.

        Standby letters of credit amounting to $2,989,000 were outstanding at December 31, 1993. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Where appropriate, cash or other security support is held as collateral.

46                                                              GUARDIAN BANCORP
................................................................................

        In the ordinary course of business, the Company becomes involved in litigation. In the opinion of management, based upon opinions of legal counsel, the disposition of suits pending against the Company would not have any material adverse effect on its results of operations or financial position.

        The Company leases its premises and certain equipment under several noncancelable operating leases that expire on various dates through March 31, 2003. The building lease commitments are subject to cost-of-living adjustments to reflect future changes in the consumer price index. Rent expense of its premises of approximately $921,000, $1,551,000 and $1,430,000 is included in occupancy expense in the accompanying 1993, 1992 and 1991 consolidated statement of operations, respectively.

        At December 31, 1993, minimum rental commitments for the noncancelable lease terms are as follows (in thousands):

                                                                                                    COMMITMENTS
- ---------------------------------------------------------------------------------------------------------------
1994                                                                                                      $ 725
1995                                                                                                        777
1996                                                                                                        810
1997                                                                                                        765
1998                                                                                                        719
Thereafter                                                                                                2,746
- ---------------------------------------------------------------------------------------------------------------
Total                                                                                                    $6,542
- ---------------------------------------------------------------------------------------------------------------

        (14) TRANSACTIONS INVOLVING OFF ICERS AND DIRECTORS

        As part of its normal banking activities, the Company has provided credit facilities to certain officers, directors, and the entities with which they are associated. In the opinion of management, such credit extensions are on terms similar to transactions with nonaffiliated parties and involve only normal credit risk. The following table summarizes such lending activity in 1993 and 1992 (in thousands):

                                                                                                1993       1992
- ---------------------------------------------------------------------------------------------------------------
Aggregate loan balance at beginning of year                                                $   6,635     10,662
Additions                                                                                        242        689
Repayments                                                                                      (702)    (2,149)
Other                                                                                         (2,795)    (2,567)
- ---------------------------------------------------------------------------------------------------------------
Aggregate loan balance at end of year                                                      $   3,380      6,635
- ---------------------------------------------------------------------------------------------------------------

        At December 31, 1993, there were no commitments to lend additional amounts to the aforementioned parties, however, the Company had issued $326,000 of stand-by letters of credit on behalf of one director. Interest and fee income earned on the foregoing transactions was $556,000, $765,000, and $1,247,000 for the years ended December 31,
        1993, 1992 and 1991, respectively. Included in other are loans with officers, directors and the entities with which they are associated which, due to resignation, are no longer deemed affiliated parties. At December 31, 1993, $278,000 of the aforementioned loans were on nonaccrual and $2,570,000 of such loans were current as to interest but were past due 90 days or more as to principal.

        The Company has engaged a law firm with which a director is affiliated to address certain of its corporate, credit documentation and collection, on-going litigation and other matters. Management believes that such services are rendered at market terms consistent within the industry. During the years ended December 31, 1993, 1992 and 1991 related legal fees were $379,000, $357,000 and $115,000, respectively.

        (15) AVAILABILITY OF FUNDS FROM BANK, RESTRICTIONS ON CASH BALANCES AND OTHER REGULATORY MATTERS

        The Bank is required to maintain certain minimum reserve balances on deposit with the Federal Reserve Bank. Cash balances maintained to meet reserve requirements are not available for use by the Bank. During 1993, the Bank was required to maintain average reserves of approximately $27,745,000.

GUARDIAN BANCORP                                                              47
................................................................................

        The source of substantially all the revenues of Guardian Bancorp, on an unconsolidated basis, including funds available for the payment of dividends, is, and is expected to continue to be, dividends paid by the Bank. Under state banking law, dividends declared by the Bank in any calendar year may not, without the approval of the California
        Superintendent of Banks, exceed its net income, as defined, for that year combined with its retained earnings for the preceding two years. Guardian Bancorp has agreed not to incur additional debt or pay any dividends, and the Bank cannot pay or declare dividends to Guardian Bancorp without prior regulatory approval. State banking law also restricts the Bank from extending credit to Guardian Bancorp in excess of 10% of the capital stock and surplus, as defined, of the Bank or approximately $1.9 million at December 31, 1993.

        At December 31, 1993, Guardian Bancorp, on an unconsolidated parent company only basis, had cash and cash equivalents available of approximately $402,000. On January 28, 1994, Guardian Bancorp consummated the Offering by raising gross proceeds of approximately $19,700,000. After deducting expenses incurred in the Offering, net proceeds were approximately $17,958,000. Guardian Bancorp contributed $16,500,000 of the net proceeds to the Bank, subsequently reimbursed the Bank approximately $229,000 for costs it incurred and retained approximately $1.2 million for its own general corporate purposes. In addition, on September 30, 1993, Guardian Bancorp exercised its right to convert the entire $3.0 million principal amount of Bank Convertible Debentures into common stock of the Bank, thereby converting this security into Tier 1 capital and eliminating the Bank as a liquidity source through interest payments.

        On December 22, 1988, Guardian Bancorp issued to an unaffiliated purchaser $3.0 million in aggregate principal amount of 11 3/4% Subordinated Debentures that mature on December 30, 1995. Interest on the Bancorp Debentures accrues and is payable quarterly, and the principal is due on maturity. Guardian Bancorp is not currently in default with respect to any of the interest payments due on the Bancorp Debentures, and management believes that Guardian Bancorp currently has sufficient liquid assets to make such payments through to maturity. However, absent a restructuring of the Bancorp Debentures or the receipt of additional funds from Bank dividends, the issuance of debt or equity or otherwise, Guardian Bancorp will not have sufficient liquid assets to pay the $3.0 million principal amount of such securities that will become due on the stated maturity date. Guardian Bancorp's ability to receive additional funds through Bank dividends or the issuance of debt at the holding company level is limited by regulatory and statutory restrictions.

        In October 1992, each of the Company and the Bank entered into a written agreement with the Federal Reserve Bank of San Francisco ("FRB"). Among other things, the agreements require the Company and the Bank to a) maintain an allowance for loan losses that is equal to or greater than 1.7% of the Bank's outstanding loans, b) develop formalized strategic, operating and capital plans, including a plan to maintain adequate capital, c) develop a plan and take steps to monitor and decrease its level of nonperforming or otherwise classified assets, d) establish policies designed to monitor the type, growth and amounts of credit concentration, e) refrain from incurring any debt at the Company level without prior FRB approval, other than in the ordinary course of business, f) develop or update, as necessary, various operating policies and procedures, and g) refrain from declaring or paying any cash dividends without prior FRB approval. Both before and after entering these agreements, management of the Company and the Bank have taken various steps, including the Company's successful capital raising effort which closed in early 1994, that are designed to facilitate compliance with the terms thereof. However, compliance with the terms of the agreements will be determined by the FRB during subsequent examinations of the Company and the Bank.

48                                                              GUARDIAN BANCORP
................................................................................

        (16) PARENT COMPANY INFORMATION (CONDENSED)

        The balance sheet of Guardian Bancorp (parent company only) as of December 31, 1993 and 1992 and the related statements of operations and cash flows for the years ended December 31, 1993, 1992 and 1991 follow (in thousands):

        BALANCE SHEET

ASSETS                                                                                      1993        1992
- ------------------------------------------------------------------------------------------------------------
Interest-bearing deposit with Guardian Bank                                            $     402          68
Short-term investments (market value of $600,000)                                             --         600
Investment in Guardian Bank                                                               23,839      34,612
Receivable from Guardian Bank                                                                 --       3,000
Accrued interest receivable and other assets                                                 298         198
- ------------------------------------------------------------------------------------------------------------
                                                                                       $  24,539      38,478
- ------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------------------------
Accrued interest payable and other liabilities                                         $     238          --
Subordinated debentures                                                                    3,000       3,000
- ------------------------------------------------------------------------------------------------------------
                                                                                           3,238       3,000
- ------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock; without par value; Authorized 10,000,000 shares; none issued               --          --
  Common stock; without par value; Authorized 29,296,875 shares, issued and
   outstanding 3,740,000 and 3,659,000 in 1993 and 1992, respectively.                    15,836      15,556
Retained earnings                                                                          5,465      19,922
- ------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                              21,301      35,478
- ------------------------------------------------------------------------------------------------------------
                                                                                       $  24,539      38,478
- ------------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS
                                                                            1993       1992       1991
- ------------------------------------------------------------------------------------------------------
Interest income                                                        $     287        369        467
Other income                                                                  12         95        106
- ------------------------------------------------------------------------------------------------------
  Total income                                                               299        464        573
- ------------------------------------------------------------------------------------------------------
Interest expense                                                             352        352        352
Other expense                                                                 31         27        304
- ------------------------------------------------------------------------------------------------------
  Total expense                                                              383        379        656
- ------------------------------------------------------------------------------------------------------
  Earnings (loss) before income taxes (benefit) and equity in
   undistributed net earnings (loss) of Guardian Bank                        (84)        85        (83)
Provision (benefit) for income taxes                                          --         35        (28)
- ------------------------------------------------------------------------------------------------------
  Earnings (loss) before equity in undistributed net earnings (loss)
   of Guardian Bank                                                          (84)        50        (55)
Equity in undistributed net earnings (loss) of Guardian Bank             (14,373)    (2,368)     3,272
- ------------------------------------------------------------------------------------------------------
    Net earnings (loss)                                                $ (14,457)    (2,318)     3,217
- ------------------------------------------------------------------------------------------------------

GUARDIAN BANCORP                                                              49
................................................................................

STATEMENT OF CASH FLOWS
                                                                            1993       1992       1991
- ------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                                                  $ (14,457)    (2,318)     3,217
  Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
      Equity in undistributed net (earnings) loss of Guardian Bank        14,373      2,368     (3,272)
      Net decrease (increase) in accrued interest receivable and
       other assets                                                         (100)      (143)     1,403
      Net increase (decrease) in accrued interest payable and other
       liabilities                                                           238       (731)       731
- ------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities                   54       (824)     2,079
- ------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in subsidiary                                                  (600)        --     (2,431)
  Principal collected on loan participations purchased                        --        306         66
- ------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities                 (600)       306     (2,365)
- ------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net proceeds from issuance of common stock                                 280        504        167
  Retirement of common stock                                                  --         --       (940)
- ------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities                  280        504       (773)
- ------------------------------------------------------------------------------------------------------
        Net decrease in cash and cash equivalents                           (266)       (14)    (1,059)
Cash and cash equivalents at beginning of year                               668        682      1,741
- ------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                               $     402        668        682
- ------------------------------------------------------------------------------------------------------
Supplemental cash flow information:
  Conversion to equity capital of receivable from Guardian Bank        $   3,000         --         --
  Interest paid                                                              352        352        352
  Income taxes (received) paid                                               (97)       846        350

50                                                              GUARDIAN BANCORP
................................................................................

        (17) QUARTERLY INFORMATION (UNAUDITED)

        A summary of unaudited quarterly operating results for the years ended December 31, 1993 and 1992 follows (in thousands, except per share data):

                                                                   FIRST       SECOND        THIRD       FOURTH
                                                                 QUARTER      QUARTER      QUARTER      QUARTER
- ---------------------------------------------------------------------------------------------------------------
1993:
  INTEREST INCOME                                              $   8,144       8,792        8,124        7,709
  NET INTEREST INCOME                                              6,127       6,786        6,305        6,046
  PROVISION FOR LOAN LOSSES                                        5,000       3,750        4,500        5,000
  NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES              1,127       3,036        1,805        1,046
  LOSS BEFORE INCOME TAXES                                        (5,485)     (2,838)      (4,905)      (5,775)
  NET LOSS                                                        (4,079)     (2,247)      (3,903)      (4,228)
  NET LOSS PER COMMON SHARE                                        (1.11)       (.61 )      (1.04 )      (1.13 )
- ---------------------------------------------------------------------------------------------------------------

                                                                   FIRST       SECOND        THIRD       FOURTH
                                                                 QUARTER      QUARTER      QUARTER      QUARTER
- ---------------------------------------------------------------------------------------------------------------
1992:
  Interest income                                              $  11,035      10,801       10,262        9,197
  Net interest income                                              8,343       8,556        8,072        7,314
  Provision for loan losses                                          995         150        1,750        6,500
  Net interest income after provision for loan losses              7,348       8,406        6,322          814
  Earnings (loss) before income taxes                              1,047       1,799          372       (5,645)
  Net earnings (loss)                                                609       1,042          215       (4,184)
  Net earnings (loss) per common share                               .15         .26          .05        (1.14 )
- ---------------------------------------------------------------------------------------------------------------

        The Company recorded larger provisions for loan losses in the latter half of 1992 than were recorded in the first half of the year. There were several reasons for this occurrence. In general, the information analyzed by the Company in the second half in connection with its quarterly review of loans and the allowance for loan loss adequacy disclosed declines in the value of collateral for real estate related loans, particularly in the non-residential sectors. This was further supported by the most recent appraisal data received during the latter part of the year. In addition, the valuation of loans in the process of foreclosure and in-substance foreclosed was adjusted to reflect recent market data and changes in the Company's strategies for ultimate disposition of the collateral which impacted charge-offs in the second half of the year. These trends continued in the fourth quarter along with other events occurring which included unexpected deeds-in-lieu of foreclosure received by the Company, declared bankruptcies by borrowers and the continuing deterioration in most real estate sectors in Southern California. Finally, management's perspective on the general economic conditions in the Company's marketplace were based upon the then most recent economic reports which indicate that the current environment would persist throughout and perhaps beyond 1993.

        (18) NORTHRIDGE EARTHQUAKE

        On January 17, 1994, a large earthquake struck the Southern California area. The earthquake and related aftershocks caused significant damage to certain areas of Los Angeles and Ventura Counties. While the full extent of damage in this area is not yet known, management's preliminary assessment of damage to collateral securing loans indicates that there should be no material impact on the Company's consolidated financial position or results of operations.

GUARDIAN BANCORP                                                              51
................................................................................

INDEPENDENT AUDITORS' REPORT

        THE BOARD OF DIRECTORS
        GUARDIAN BANCORP:

        We have audited the accompanying consolidated balance sheet of Guardian Bancorp and subsidiary (the Company) as of December 31, 1993 and 1992 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guardian Bancorp and subsidiary as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

        As discussed in Notes 1 and 10 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

                                               ______/s/_KPMG Peat Marwick______
                                                       KPMG Peat Marwick

        Los Angeles, California
        February 15, 1994

52                                                              GUARDIAN BANCORP
................................................................................

COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

        The Company's common stock is listed on the American Stock Exchange under the symbol "GB". The following table sets forth, on a per share basis for the periods indicated, the high and low closing sales prices for the common stock as reported by the American Stock Exchange.

                                                    HIGH          LOW
- ---------------------------------------------------------------------
1992:
  First Quarter                                 $ 9 7/8       6 3/4
  Second Quarter                                  8 1/4       6 5/8
  Third Quarter                                   7 7/8       5 1/2
  Fourth Quarter                                  7 1/8       5
1993:
  First Quarter                                 $ 7 1/8       5 1/2
  Second Quarter                                  5 3/4       3 7/8
  Third Quarter                                   5 3/8       2 3/4
  Fourth Quarter                                  3 3/16      2 1/8
1994:
  FIRST QUARTER (THROUGH MARCH 15, 1994)        $ 2 1/16    $ 1 11/16
- ---------------------------------------------------------------------

        On December 31, 1993, the Company had approximately 463 shareholders of record of its common stock which does not include beneficial owners whose shares are held by brokers, banks and other nominees.

        The Company has never paid a cash or stock dividend on its common stock and does not intend to pay any cash dividends until such time as internally generated profits are not needed to support growth or enhance shareholders' equity of the Company. At present, the source of substantially all of Guardian Bancorp's revenues, including funds available for the payment of dividends, is, and is expected to continue to be, dividends paid by the Bank. The Bank's ability to pay dividends to Guardian Bancorp is subject to statutory and regulatory restrictions. In addition, the Company's ability to pay cash dividends is limited by the terms of the Subordinated Debenture Purchase Agreement pursuant to which the Company's 11 3/4% Subordinated Debentures were issued and the terms of its written agreement with the Federal Reserve Bank of San Francisco. See "Capital Resources" and Notes 8 and 15 to the Company's Consolidated Financial Statements filed within.